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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-132101

21,433,306 Shares

Hexcel Corporation

Common Stock

        All of the shares of common stock in this offering are being sold by the selling stockholders identified in this prospectus. Hexcel will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

        The common stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol "HXL." The last reported sale price of the common stock on March 9, 2006 was $20.26 per share.

        See "Risk Factors" on page 14 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$20.00	$428,666,120.00
Underwriting discount	$0.80	$17,146,644.80
Proceeds, before expenses, to the selling stockholders	$19.20	$411,519,475.20

        To the extent that the underwriters sell more than 21,433,306 shares of common stock, the underwriters have the option to purchase up to an additional 2,143,331 shares from the selling stockholders at the initial price to public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on March 15, 2006.

Goldman, Sachs & Co.	Credit Suisse
Deutsche Bank Securities
Bear, Stearns & Co. Inc.
Jefferies Quarterdeck
Ryan Beck & Co.
Wedbush Morgan Securities Inc.

Prospectus dated March 9, 2006.

AVAILABLE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any materials we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-888-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available to the public from our website at www.hexcel.com. However, the information on our website does not constitute a part of this prospectus.

        In this document, we "incorporate by reference" certain information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus. In the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus, we have included portions of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Annual Report on Form 10-K for the year ended December 31, 2005. Any statement contained in a document incorporated by reference herein (or included in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus) shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document (including, with respect to statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus, any document filed subsequent to the filing from which the applicable statement was included) that is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus until the offering is completed (except any materials only "furnished" to the SEC).

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  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

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  Our Proxy Statement for the 2005 Annual Meeting of Stockholders of Hexcel Corporation filed on April 15, 2005;

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  Our Current Reports on Form 8-K dated January 3, 2006, February 13, 2006 and March 9, 2006;

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  The information contained under Item 8.01 of our Current Report on Form 8-K dated January 27, 2006; and

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  The descriptions of our common stock contained in our Registration Statements on Form 8-B dated March 31, 1983 and Form 8-A dated November 3, 1987.

        You may request a copy of any of these filings at no cost by writing or telephoning us at: Hexcel Corporation, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 969-0666, Attention: Investor Relations.

        You should rely only upon the information provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, including any

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information incorporated by reference, is accurate as of any date other than the date of this prospectus.

MARKET AND INDUSTRY DATA

        Industry and market data used throughout this prospectus was obtained through company research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third party sources. While we believe that our internal surveys are reliable and that industry descriptions are appropriate, neither these surveys nor these descriptions have been verified by any independent sources.

FORWARD LOOKING STATEMENTS

        This prospectus includes and incorporates by reference forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will" and similar terms and phrases, including references to assumptions. Such statements are based on current expectations, are inherently uncertain and are subject to changing assumptions.

        Such forward looking statements include, but are not limited to:

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  estimates of commercial aircraft production and delivery rates, including those of Airbus Industries ("Airbus") and The Boeing Company ("Boeing");

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  expectations of composite content and our share on new commercial aircraft programs;

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  expectations regarding the growth in the production of military aircraft, helicopters and launch vehicle programs in 2006 and beyond and the trend in funding for such military aircraft programs;

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  expectations regarding future business trends in the electronics fabrics industry;

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  expectations regarding the demand for soft body armor made of aramid and specialty fabrics;

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  expectations regarding growth in sales of composite materials for wind energy, recreation and other industrial applications;

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  expectations as to the impact of increasing prices of raw materials and utilities used in the manufacture of our products;

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  estimates of changes in net sales by market compared to 2005;

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  expectations as to the availability of carbon fibers for non-aerospace applications and the expansion of carbon fiber manufacturing capacity;

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  expectations regarding our equity in the earnings (losses) of joint ventures, as well as joint venture investments and loan guarantees;

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  expectations regarding working capital trends and anticipated capital expenditures levels;

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  the availability and sufficiency under our senior credit facilities and other financial resources to fund our worldwide operations in 2006 and beyond; and

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  the impact of various market risks, including fluctuations in the interest rates underlying our variable-rate debt, fluctuations in currency exchange rates, fluctuations in commodity prices and fluctuations in the market price of our common stock.

        Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. Such factors include, but are not limited to, the following: changes in general economic and business conditions; changes in current pricing and cost levels; changes in political, social and economic conditions and local regulations, particularly in Asia and Europe; foreign currency fluctuations; changes in aerospace delivery rates; reductions in sales to any significant customers, particularly Airbus or Boeing; changes in sales mix; regulatory restrictions on our ability to implement our strategies; changes in government defense procurement budgets; changes in military aerospace programs or technology; industry capacity; competition; disruptions of established supply channels; manufacturing capacity constraints; the availability, terms and deployment of capital; and the other factors described under "Risk Factors." Additional information regarding these factors is contained in our Annual Report on Form 10-K for the year ended December 31, 2005.

        If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on our stock price. In addition, failure of sales or income in any quarter to meet the investment community's expectations, as well as broader market trends, could have an adverse impact on our stock price. We do not undertake an obligation to update such forward looking statements or risk factors to reflect future events or circumstances.

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SUMMARY

        This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. The terms "Hexcel," the "Company," "we" and "us" in this prospectus refer to Hexcel Corporation and its subsidiaries, unless the context otherwise requires. You should pay special attention to the "Risk Factors" section beginning on page 16 of this prospectus to determine whether an investment in our common stock is appropriate for you. Unless otherwise noted, all references in this prospectus to a number or percentage of shares outstanding are based on 93,038,134 shares of our common stock outstanding as of February 23, 2006. Unless otherwise noted, the information in this prospectus assumes that the underwriters' option to purchase a maximum of 2,143,331 additional shares is not exercised.

Overview

        We are a leading producer of advanced structural materials. We develop, manufacture and market lightweight, high-performance reinforcement products, composite materials and composite structures for use in the commercial aerospace, industrial, space and defense and electronics markets. Our products are used in a wide variety of end products, such as commercial and military aircraft, space launch vehicles and satellites, soft body armor, wind turbine blades, printed wiring boards, high-speed trains and ferries, cars and trucks, window blinds, bikes, skis and a wide variety of other recreational equipment. Our advanced structural materials enable our customers to build structures that are lighter, stiffer and/or stronger than structures built with traditional materials without the problems of fatigue or corrosion associated with metals. The following charts summarize our net sales by manufactured location, business segment and end market for fiscal year ended December 31, 2005:

        For the year ended December 31, 2005, we generated net sales of $1,161.4 million.

        We serve international markets through manufacturing facilities and sales offices located in the United States and Europe, and through sales offices located in the Pacific Rim and Australia. We are also an investor in four joint ventures, one of which manufactures and markets reinforcement products in the United States, one of which manufactures and markets composite materials in Japan and two of which manufacture composite structures and interiors in China and Malaysia.

        We are a vertically integrated manufacturer of products within a single industry: advanced structural materials. Hexcel's advanced structural materials business is organized around three strategic business segments:

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  Composites: This segment manufactures and produces carbon fibers, honeycomb and fiber reinforced matrix materials, structural adhesives and specially machined honeycomb details and composite panels that are incorporated into many applications including military and commercial aircraft, wind turbine blades and recreation products;

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  Reinforcements: This segment manufactures carbon fiber reinforcement fabrics for composites, fiberglass fabrics for printed wiring board substrates, woven fabrics for ballistics protection and reinforcement materials made from carbon, glass, aramid and other specialty fibers that are the foundation of composite materials, parts and structures or are used in other industrial applications; and

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  Structures: This segment engineers and produces composite parts for structures and interiors of commercial and military aircraft.

        With 18 manufacturing facilities located in six countries around the world and joint ventures in the United States and Asia, we are well positioned to take advantage of opportunities for growth worldwide. For the fiscal year ended December 31, 2005, 47% of our products were manufactured outside the United States.

        We believe that the breadth and depth of our product offerings is unmatched by any competitor. This vertical integration enhances our control over the cost, quality and delivery of our products and enables us to offer a variety of solutions to our customers' mission critical, structural materials needs. We have maintained longstanding relationships with our key customers, including Boeing and the European Aeronautic Defence and Space Company ("EADS"), the parent company of Airbus, DHB Industries, Armor Holdings, Vestas Wind Systems, Gamesa, Isola Laminate Systems, Park Electrochemical, Polyclad Laminates, Lockheed Martin, BAE Systems and GKN.

Competitive Strengths

        We believe that our competitive position is attributable to a number of key strengths, including the following:

  Industry Leader with Comprehensive Product Capabilities

        We believe that we are:

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  the world's largest integrated producer of advanced structural materials for both the commercial and military aerospace industries;

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  a global leader in the manufacture of carbon fibers for commercial and military aircraft applications, as well as a global leader in the manufacture of fiber reinforced matrix materials, reinforcement fabrics and honeycomb products for commercial and military aircraft applications; and

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  the world's leading producer of reinforcement fabrics for soft body armor.

        We have been an industry leader for more than 50 years and attribute the strength and longevity of our leading position to our reputation for high quality and engineering excellence across the broad range of our product offerings. We are a vertically integrated manufacturer, with a supply chain that provides us with a greater ability to control the cost, quality and delivery of our products. In addition, because we develop, manufacture and sell products at each level of our vertically integrated manufacturing process, we are able to provide the broadest possible range of overall materials solutions to our customers. Currently, we consume by value approximately 51% of our carbon fiber production and 31% of our reinforcement fabric production internally and sell the balance of our production to our customers.

  Strong Position as Qualified Supplier

        Generally, before advanced structural materials may be utilized in commercial and military aerospace applications, they must be qualified for use by the aircraft original equipment manufacturers ("OEMs") such as Airbus, Boeing and Lockheed Martin. The qualification process is typically time consuming and costly and requires that the product specification and manufacturing processes be certified and documented. This qualification process is focused on ensuring consistent manufacturing and the traceability of products and is part of the support aircraft manufacturers require to certify an aircraft with governmental agencies such as the Federal Aviation Administration or the Department of Defense. To limit variation, OEMs qualify a limited number of suppliers for any given product. Further, they rely upon a database of prior usage of a product in selecting materials to use in the manufacture of new aircraft programs. Airbus and Boeing, the largest commercial aircraft manufacturers in the world, use our qualified products in all of their commercial aircraft, and our carbon fiber is the only qualified carbon fiber on many U.S. and Western European military aircraft programs currently in production. We believe that we have the broadest range of product qualifications of any advanced structural materials manufacturer in the aerospace industry and have qualified products for use in a significant number of western commercial and military aircraft programs. In addition, aircraft programs typically have very long life cycles, with production runs often lasting 20 to 30 years or more. As a result of the high cost and increased risk associated with the qualification of a new supplier, as well as the strong relationships that develop with existing suppliers over time, OEMs generally do not add new suppliers once a program enters production.

  Visibility into the OEM Recovery

        The lead times for the manufacture of modern commercial and military aircraft are long. Changes in aircraft build rates are decided well in advance of changes in production as they take months to implement. Suppliers are notified very early in the planning stage regarding any changes in production requirements and periodically participate in rate readiness studies to determine whether the supply chain can support increases in aircraft production. We believe that knowing these production planning requirements gives us significant visibility into the expected demand for our products for the next twelve to eighteen months. Our advanced structural materials are typically delivered, on average, six months prior to the production of an aircraft, whereas finished composite structures are delivered while an aircraft is being assembled. We are currently delivering materials that will be used on average to support commercial aircraft production in the summer of 2006. Our close relationships with all the key OEMs and involvement in their production planning give us confidence in the near to mid-term prospects for our businesses.

  Industry and Geographic Diversity

        Approximately 46%, of our net sales for the year ended December 31, 2005 were derived from the commercial aerospace industry; 18% from the space and defense industry; 5% from the electronics industry; and 31% from a wide range of industrial applications, including soft body armor products, wind turbine blades and recreational and automotive products. We believe that these industries are influenced by different factors that do not move in tandem, providing added diversification and stability to our business. Our revenues from market applications outside commercial and military aerospace represented 36% of our net sales for the year ended December 31, 2005. We benefit from a strong base of European operations and product qualifications giving us a strong presence with European customers. Reflecting this geographic revenue diversity, during the fiscal year ended December 31, 2005, we manufactured approximately 47% of our products outside the United States and 53% in the United States. We believe that this industry and geographic diversity provides us with growth platforms that allow us to serve the global needs of our customers.

  Growing Share of Growing Markets

        Many of the markets we serve with advanced structural materials, such as commercial and military aerospace and wind energy, have long-term positive fundamental growth trends. The use of advanced structural materials in aerospace and wind energy applications tends to expand faster than the market over the long term as our products are substituted for traditional materials such as aluminum, steel and wood. In commercial aerospace, for example, composite materials are increasingly being used to replace aluminum and other metals throughout the airframe. We believe that this substitution effect represents a long-term trend in the commercial and military aerospace industries, with composites representing an increasingly higher percentage of the total value of the airframe in each new aircraft generation. Early versions of commercial jet aircraft, like the Boeing 707, which was developed in the early-1950s, contained almost no composite materials. One of the first aircraft to use a meaningful amount of composite materials, the Boeing 767, entered service in 1983, and was built with an airframe containing approximately 6% composite materials by weight. The airframe of Boeing's most recently developed aircraft, the 777, which entered service in 1995, is approximately 11% composite. By comparison, the newest generation of aircraft in development, including the Airbus A380, Boeing 787 and the Airbus A350, is expected to be built with airframes containing approximately 22%, 50% and 39% composite materials, respectively. We have been awarded contracts to supply substantial quantities of our products to the A380, including the materials to build the central wing box and aft fuselage. While Boeing has chosen another supplier to provide one advanced structural material product form for the wings and fuselage of the 787, the remaining opportunities for advanced structural materials are significant on this aircraft, and we believe that this will be an important aircraft for our wide range of materials and product forms. The opportunities for our advanced structural materials on the A350 are also significant. We believe that, following the 787 and A350, future generations of aircraft will contain increasingly higher percentages of composite materials. As a global leader in the production of advanced structural materials for the commercial aerospace industry, we believe that we are well-positioned to benefit from these trends.

  Significant Operating Leverage

        Following the industry downturn that began in late 2001, we restructured our company, reducing our annual cash fixed costs by 23%, or $66.4 million, in 2002, primarily through company-wide reductions in managerial, professional, indirect manufacturing and administrative employees, along with organizational rationalization. In the last three years, we have maintained the lean organization we created with the intent that any increase in sales will result in a proportionally greater increase in our profitability. Our percentage operating income margins have increased from 6.7% for the fiscal year ended December 31, 2003 to 8.3% for the fiscal year ended December 31, 2004 to 9.0% for the fiscal year ended December 31, 2005. As our commercial aircraft revenue grows as a result of increasing aircraft production rates, we should continue to benefit from controlling our fixed costs, thereby further expanding margins and generating increased amounts of free cash flow to fund capital expenditures and debt repayment.

  Manufacturing and Technical Expertise

        We have been a leader in advanced structural materials technology for over 50 years. We believe that the range of technologies and products that we have developed over this period gives us a depth of manufacturing expertise and a breadth of products and approvals that would be difficult for our competition to replicate. Our manufacturing and development facilities in the U.S. and Europe offer local support to our customers' needs while leveraging our global capabilities and experience. Our technically-oriented sales force and research and development staff work with new and existing customers to identify and engineer solutions to meet our customers' needs, particularly by identifying areas where new and existing advanced structural materials may beneficially replace traditional materials.

        We are continually improving our existing materials and developing new materials as well as seeking to drive down the end component cost for our customers. Areas of current development include:

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  a new generation of toughened pre-impregnated composite material ("prepreg") systems;

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  enhanced carbon fiber products that provide greater performance and offer weight savings in the fabrication of composite structures;

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  HexMC®, a carbon fiber/epoxy sheet molding compound that enables complex composite components to be more efficiently produced in volume;

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  NC2, a unique multi-axial reinforcement, direct fiber placement preforms, binders and new matrix materials for use in resin infusion applications;

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  alternative solutions to lightening strike protection materials for aircraft;

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  innovative lightweight tooling materials;

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  a new generation of aircraft floor panels that are lighter than existing products; and

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  new acoustic honeycomb core products.

        We also expand our manufacturing capabilities to meet our customers expanded requirements. In 2005, we announced a $100 million project to increase our carbon fiber manufacturing capacity by approximately 50% to meet our customers' requirements. The project involves the expansion of our existing plants in Decatur, Alabama and Salt Lake City, Utah as well as the construction of a new carbon fiber plant near Madrid, Spain. We anticipate that the Salt Lake City expansion will come into service early in 2007 and be certified to produce fibers for aerospace applications late in that year. The Spanish plant is expected to be certified to produce fibers for aerospace applications during 2008. These projects contributed to an increase in our capital expenditures in fiscal 2005, and they will contribute to a further increase in fiscal 2006.

  Experienced, Proven and Motivated Management Team

        We believe that our management team provides broad experience and expertise in the advanced structural materials business and its industries. David E. Berges, our Chairman, President and Chief Executive Officer, has over 30 years of experience with manufacturing organizations serving aerospace, automotive and industrial applications. Prior to joining us, Mr. Berges served as President of Honeywell's (formerly AlliedSignal) Automotive Products Group, Vice President of their Aerospace Engine Systems and Accessories groups and served as President and Chief Operating Officer of Barnes Aerospace, Barnes Group Inc. following 15 years of operational and commercial leadership roles at General Electric Company. Our Executive Vice President and Chief Financial Officer, Stephen C. Forsyth, has been with us for 25 years in general management and financial positions and has been Chief Financial Officer for eight years. Our three business unit presidents have accumulated over 65 years of experience with us and our predecessor companies. A substantial portion of our management's total compensation is based on cash incentive awards linked primarily to the achievement of financial targets and on equity awards.

Growth Strategy

        Our growth strategy is focused on maintaining our strong competitive differentiation while growing market share and revenue and enhancing profitability. While there can be no assurances that changes in technology, customers, markets or demand might affect implementation of our growth strategy, the key elements include the following:

  Expand Leadership Position in Commercial Aerospace Industry

        Commercial aerospace remains the largest market for advanced structural materials. We are the leading supplier of advanced structural materials to this industry, with strong positions at both Airbus and Boeing. We believe that underlying trends in the commercial aerospace market will drive growth in the future, and with it growth in the corresponding demand for advanced structural materials.

        Significant trends in the commercial aerospace market include the following:

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  increased usage of advanced structural materials in each new generation of commercial aircraft;

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  increased aircraft retirement rates as a result of operating costs, noise reduction regulation and a desire to standardize fleets;

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  increased emphasis on fuel efficiency and the design of new aircraft;

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  increased air travel worldwide and, in particular, the Asian emerging economies, most notably China;

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  European aviation deregulation; and

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  the move to all new aircraft fleets by low cost carriers.

        The 2005 Boeing Current Market Outlook ("2005 CMO") indicates that the commercial aerospace industry is expected to remain a growth market over the long term, with industry sources projecting worldwide air traffic to grow at a compounded average rate of 5% during the 2005-2024 period, increasing annual revenue passenger miles from approximately 2.3 trillion in 2004 to approximately 5.9 trillion in 2024. The growth in revenue passenger miles will require substantial expansion of the worldwide fleet and OEM production rates. According to the public statements of Boeing and Airbus, new deliveries of large commercial aircraft grew to 668 in 2005 from 605 in 2004. Industry sources indicate deliveries will approach 840 aircraft in 2006, and exceed that number in 2007 and 2008. The 2005 CMO indicates that the worldwide fleet of commercial airlines will more than double over the twenty-year period ending 2024, and that almost 26,000 passenger and cargo airplanes will be delivered over the next twenty years.

        We continue to pursue the increased use of advanced structural materials in each new generation of commercial aircraft. The Airbus A340-500/600 models for the first time utilize advanced structural materials to fabricate the keel beam and the rear pressure bulkhead. The Airbus A380 reflects further penetration of advanced structural materials because the airframe contains more than 10 times the composite content of the Boeing 747 with which it will compete. Boeing and Airbus are currently developing the 787 and A350 aircraft, respectively, each of which will utilize more advanced structural materials than any previous large commercial aircraft. We believe that the 787 and the A350 will set the standard for the design of future commercial aircraft and the usage of advanced structural materials in their manufacture. We believe that we are well-positioned to capitalize on growth trends in the commercial aerospace industry by continuing to produce a wide variety of advanced structural materials for use in the manufacture of commercial aircraft.

  Capitalize on Growing Military Aerospace Markets

        We continue to capitalize on the growth of military aircraft production. Military aircraft generally use a higher percentage of advanced structural materials and higher value products than commercial aircraft, and we are uniquely qualified to supply materials for a broad range of military aircraft and helicopters. After a slowdown in military aircraft production during the 1990s, a new generation of military aircraft has now entered production, driven in part by the need to replace aging fighter and transport aircraft platforms. The new programs include the F-22 (Raptor), the F/A-18E/F (Hornet), the C-17 transport, the European Fighter Aircraft (Typhoon), the V-22 (Osprey) tiltrotor aircraft and the NH90 helicopter. In the coming years, we expect to see the benefit of additional programs such as the F-35 Joint Strike Fighter ("JSF") and the A400M transport in Europe as well as from unmanned aerial vehicles. Military aircraft lead the trend of increasing usage of advanced structural materials. We estimate that while the airframe of the F/A-18 C/D had 13% composite content, the newer F/A-18E/F version is now 27% composite content. Newer aircraft such as the Eurofighter or the JSF will exceed 40% composite content. While the relative size of each program will be subject to government funding, the requirement to replace existing aircraft and the increased defense spending resulting from the war on terrorism are expected to result in military aircraft production this decade that will be significantly higher than during the last decade. We are the sole supplier of carbon fiber on a significant number of U.S. based military aircraft programs, and therefore we are uniquely positioned to capitalize on the growth of these aircraft platforms.

  Capture Significant Share of Growing Wind Energy Market

        We believe that we are well positioned to generate revenue growth from the rapid expansion of the wind energy market. The American Wind Energy Association ("AWEA") has reported that global wind energy generating capacity has grown from 6,259 megawatts ("MW") in 1996 to 47,317 MW in 2004, representing a compounded annual growth rate of 29%. In 2004, 7,976 MW of capacity were installed, representing a 20% increase over installed capacity at the end of 2003. At the end of 2004, Europe as a whole, where we are the largest supplier of prepregs for these applications, represented approximately 72% of global installed capacity. German installed capacity, which represented 35% of global installed capacity at the end of 2004, increased by 14% in 2004 to 16,629 MW. Spain had the second largest installed capacity at the end of 2004, with approximately 8,263 MW, having increased by 33% in 2004. The growth in demand in Europe for renewable wind energy is driving the construction of large offshore wind farms, which benefit from more consistent wind patterns and the development of larger wind turbines and longer blades. The United States had the third largest installed capacity at the end of 2004, with approximately 6,740 MW, having increased by 6% in 2004. Key to the continuing growth of this market in the United States is the

U.S. production tax credit for wind energy, which was renewed through December 31, 2007 by Congress as part of The Energy Policy Act of 2005 in July 2005. The American Wind Energy Association announced on January 24, 2006 that in 2005 the United States installed 2,431 MW of wind generating capacity, an increase of over 35% in capacity that broke prior records. The vast majority of blades on modern wind turbines are fabricated from fiber reinforced structural materials and with each new generation the sizes of the blades increase, creating the opportunity for greater use of our advanced structural materials. We believe that the combination of the superior technology of our products and the strength of our existing relationships in the wind energy industry will enable us to capitalize on the long-term growth of this market.

  Expand Applications for Advanced Structural Materials

        History has seen the expanded use of our advanced materials both within existing market applications and into new application markets. To date, advanced structural materials have found their greatest use in aerospace and recreation applications, where their performance properties have shown the most demonstrable value. We believe that these materials have potential for growing use in other applications, including civil engineering, automobiles, the energy industry and military applications such as ground vehicles, naval vessels and platform armoring. The development of new products such as HexMC®, thermoplastic prepregs and resin infusion materials also expand the applications in which advanced structural materials can be used. We believe the breadth and depth of our advanced materials capabilities will serve us well in exploiting the potential of advanced structural materials.

Other Information About Our Business

        We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901. Our general telephone number is 203-969-0666. The address of our website is www.hexcel.com. The information on our website is not part of this prospectus. For further information about our business, we refer you to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated into this prospectus by reference.

The Offering

Securities offered	21,433,306 shares of common stock, par value $0.01 per share.
Option granted by the selling stockholders for additional shares of common stock	2,143,331 shares.
Selling stockholders	All the shares of common stock offered by this prospectus are to be sold by the selling stockholders listed in "Selling Stockholders." We will not offer any shares of common stock in this offering.
Shares of common stock outstanding before this offering	93,038,134 shares.
Shares of common stock outstanding after this offering	93,038,134 shares.
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock being offered by this prospectus.
NYSE symbol	HXL.

Risk Factors

        Investing in our common stock involves substantial risk. See "Risk Factors" for a description of certain of the risks you should consider before investing in our common stock.

Selling Stockholders

        Investment entities controlled by The Goldman Sachs Group, Inc., which we refer to in this prospectus as the "Goldman Sachs investors," hold approximately 15.2% of Hexcel's outstanding common stock as of February 23, 2006. Affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC, which we refer to in this prospectus collectively as the "Berkshire/Greenbriar investors," hold approximately 10.2% of Hexcel's outstanding common stock as of February 23, 2006. The selling stockholders offering shares of common stock pursuant to this prospectus are the Goldman Sachs investors listed in the table under "Selling Stockholders" and the Berkshire/Greenbriar investors listed in the table under "Selling Stockholders." See "Selling Stockholders" for a description of each of the selling stockholders and "Certain Relationships and Related Transactions" for a discussion of our relationships with the Goldman Sachs investors and the Berkshire/Greenbriar investors. Following the sale of the shares by the selling stockholders as contemplated by this prospectus, the Goldman Sachs investors and the Berkshire/Greenbriar investors will hold approximately 1.4% and 1.0%, respectively, of our outstanding common stock assuming that the underwriters do not exercise their option to purchase additional shares. If the underwriters' over-allotment option is exercised in full, neither the Goldman Sachs investors nor the Berkshire/Greenbriar investors will own any shares of Hexcel common stock.

        Under our governance agreement with the Goldman Sachs investors, the Goldman Sachs investors are currently entitled to designate two nominees for election to our ten-member Board of Directors and one director to serve on each committee of our Board of Directors. Under our stockholders agreement with the Berkshire/Greenbriar investors, the Berkshire/Greenbriar investors are currently entitled to designate one nominee. Upon the consummation of this offering, our governance agreement with the Goldman Sachs investors and our stockholders agreement with the Berkshire/Greenbriar investors will terminate and neither the Goldman Sachs investors nor the

Berkshire/Greenbriar investors will be entitled to designate any director nominees or any directors to serve on any committee of our Board of Directors. Within 10 days of the sale, as required by the governance agreement and the stockholders agreement, the Goldman Sachs investors and the Berkshire/Greenbriar investors will cause the directors nominated by them to resign. These resignations will result in three vacancies on our Board of Directors. The Board of Directors will begin a process in due course to identify appropriate candidates to fill these vacancies.

        Under the governance agreement, our Board of Directors currently cannot authorize specified types of significant transactions without the approval of a majority of the directors nominated by the Goldman Sachs directors. As a result of this offering such approval rights will terminate. For a more detailed description of the governance agreement and the stockholders agreement, see "Certain Relationships and Related Transactions."

Summary Financial Data

        The following table presents summary financial and other data with respect to the Company and has been derived from the audited consolidated financial statements of the Company as of December 31, 2005, 2004 and 2003 and for each of the three years in the period ended December 31, 2005 and the unaudited pro forma financial information. The information set forth below should be read together with other information contained under the captions "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, unaudited pro forma financial information and the related notes thereto included in or incorporated by reference in this prospectus.

	Year Ended
	December 31, 2003	December 31, 2004	December 31, 2005
	(In millions, except per share data)
Statements of Operations Data:
Net sales	$896.9	$1,074.5	$1,161.4
Cost of sales	722.4	845.4	907.2

Gross margin	174.5	229.1	254.2
Operating expenses:
Selling, general and administrative	92.9	110.8	106.6
Research and technology	19.8	23.6	25.4
Business consolidation and restructuring	4.0	2.9	2.9
Other (income) expense, net(a)	(2.2)	3.0	15.1

Operating income	60.0	88.8	104.2
Interest expense, net	53.6	47.7	33.9
Non-operating (income) expense, net(b)	2.6	2.2	40.9

Income before income taxes	3.8	38.9	29.4
Provision (benefit) for income taxes	13.5	11.2	(108.3)

Income (loss) before equity in earnings (losses)	(9.7)	27.7	137.7
Equity in earnings (losses) of affiliated companies	(1.4)	1.1	3.6

Net income (loss)	(11.1)	28.8	141.3
Deemed preferred dividends and accretion	(9.6)	(25.4)	(30.8)

Net income (loss) available to common shareholders	$(20.7)	$3.4	$110.5

Net income (loss) per common share:
Basic	$(0.54)	$0.09	$1.84
Diluted	$(0.54)	$0.08	$1.51
Weighted average common shares outstanding:
Basic	38.6	39.3	60.0
Diluted	38.6	42.1	93.7

	Year Ended
	December 31, 2003	December 31, 2004	December 31, 2005
	(In millions, except per share data)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$41.7	$57.2	$21.0
Property, plant and equipment, net	293.9	286.6	285.2
Working capital	140.7	157.3	174.5
Total assets	722.7	776.8	880.6
Total debt	483.4	431.4	419.8
Mandatorily redeemable convertible preferred stock, 0.125 shares of Series A and 0.125 shares of Series B authorized, and no shares of Series A and Series B issued and outstanding at December 31, 2005, 0.101 shares of Series A and 0.047 shares of Series B issued and outstanding at December 31, 2004, and 0.125 shares of Series A and 0.125 shares of Series B issued and outstanding at December 31, 2003	106.0	90.5	—
Stockholders' equity (deficit)	(93.4)	(24.4)	210.7
Summary Pro Forma(c):
Net income available to common shareholders			$122.6
Net income per common share:
Basic			$1.31
Diluted			$1.31
Weighted average common shares outstanding:
Basic			93.7
Diluted			93.7
Other Financial Data:
Depreciation	$52.2	$52.0	$47.3
Capital expenditures, including deposits for purchases	21.6	38.1	66.9
Cash flows provided by operations	46.9	85.9	72.5
Cash flows provided by (used for) investing	9.1	(28.6)	(69.9)
Cash flows used for financing	(26.9)	(41.6)	(40.7)

(a)
Other (income) expense, net consists of the following:

	Year Ended
	December 31, 2003	December 31, 2004	December 31, 2005
	(In millions)
Gain on asset sales	$(2.2)	$(4.0)	$(1.4)
Accrual for certain legal matters	—	7.0	16.5

Total	$(2.2)	$3.0	$15.1

(b)
Non-operating (income) expense, net consists of the following:

	Year Ended
	December 31, 2003	December 31, 2004	December 31, 2005
	(In millions)
Loss on the early retirement of debt	$4.0	$3.2	$40.9
Gain on expiration of contingent liability	(1.4)	—	—
Gain on demutualization of insurance company	—	(1.0)	—

Total	$2.6	$2.2	$40.9

(c)
The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 has been prepared to illustrate the effect of (a) the refinancing of substantially all of the Company's long-term debt during the first quarter of 2005, (b) the December 29, 2005 conversion of the remaining 70,729 shares of Series A mandatorily redeemable convertible preferred stock into 23.6 million shares of common stock and (c) the conversion in August 2005 by the holders thereof of 30,355 shares of Series A and 47,125 shares of Series B mandatorily redeemable convertible preferred stock into an aggregate of approximately 13.2 million shares of common stock as if each of these transactions occurred as of January 1, 2005. See "Unaudited Pro Forma Financial Information" included elsewhere in this prospectus.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

The industries in which we operate are cyclical, and downturns in them may adversely affect the results of our operations.

        The core industries in which we operate are, to varying degrees, cyclical and have historically experienced downturns. We are currently in an upturn of demand in the commercial aerospace and wind energy industries. However, a downturn in these industries could occur at any time, and in the event of a downturn, we have no way of knowing if, when and to what extent there might be a recovery. Any deterioration in any of the cyclical industries we serve could adversely affect our financial performance and operating results.

        While Boeing and Airbus increased their production and deliveries of commercial aircraft in 2005 and are making further increases in 2006, the demand for new commercial aircraft is cyclical and any reduction could result in reduced net sales for our commercial aerospace products and could reduce our profit margins. Approximately 46% of our net sales for 2005 were derived from sales to the commercial aerospace industry. Reductions in demand for commercial aircraft or a delay in deliveries could result from many factors, including a terrorist event similar to that which occurred on September 11, 2001 and any subsequent military response, changes in the propensity for the general public to travel by air, the rise in the cost of aviation fuel, consolidation and liquidation of airlines and slower macroeconomic growth.

        In addition, our customers continue to emphasize the need for improved yield in the use of our products and cost reduction throughout the commercial aerospace supply chain. In response to these pressures, we reduced the price of some commercial aerospace products in recent years and is likely to continue to do so in the future. Where possible, we seek to offset or mitigate the impact of such price and cost reductions by productivity improvements and reductions in the costs of the materials and services we procure.

A significant decline in business with Boeing, EADS or other significant customers could materially impair our business, operating results, prospects and financial condition.

        Approximately 19% of our net sales for both of the years ended December 31, 2005 and December 31, 2004, were made to Boeing and its related subcontractors. Approximately 22% and 21% of our net sales for the years ended December 31, 2005 and December 31, 2004, respectively, were made to EADS, including Airbus and related subcontractors. Accordingly, the loss of, or significant reduction in purchases by, either of these customers or other significant customers could materially impair our operating results and weaken our financial condition. The level of purchases by our customers is often affected by events beyond their control, including general economic conditions, demand for their products, business disruptions, disruptions in deliveries, strikes and other factors. For example, our revenues for 2005 were affected by a strike at Boeing in the third quarter of 2005 combined with Boeing's decision not to make up the resulting delivery shortfalls in the fourth quarter of that year.

Reductions in space and defense spending could result in a decline in our net sales.

        The growth in military aircraft production that has occurred in recent years may not be sustained, production may not continue to grow nor may the increased demand for replacement helicopter blades continue. The production of military aircraft depends upon U.S. and European defense budgets and the related demand for defense and related equipment. As evidenced by recently announced cuts in the U.S. defense budget, these budgets may decline, and sales of products used in defense and related equipment by U.S. and foreign governments may not continue at expected levels. Approximately 18% of our net sales in 2005 and 2004 were derived from space and defense industries. In addition, a portion of our industrial market application sales were ballistic reinforcement materials sold to customers manufacturing soft body armor. Demand for soft body armor increased significantly in recent years as the U.S. military forces and their allies re-equipped their personnel. This re-equipment cycle appears to have peaked in 2004, and revenues from these soft body armor applications have declined in 2005 and may continue to decline in 2006. The space and defense industries are largely dependent upon government defense budgets, particularly the U.S. defense budget.

A decrease in supply or increase in cost of our raw materials could result in a material decline in our profitability.

        Because we purchase large volumes of raw materials, such as epoxy and phenolic resins, aluminum foil, carbon fiber, fiberglass yarn and aramid paper and fiber, any restrictions on the supply or the increase in the cost of our raw materials could significantly reduce our profit margins. Efforts to mitigate restrictions on the supply or price increases of our raw materials by long-term purchase agreements, productivity improvements or by passing cost increases to our customers may not be successful. Our profitability depends largely on the price and continuity of supply of these raw materials, which are supplied by a limited number of sources. With increased demand for carbon fiber and constrained supply, we have made, and will continue to make, capital expenditures to increase output from our own manufacturing capacity in 2006. In addition, we are implementing an expansion of our carbon fiber manufacturing capacity to increase our output by approximately 50% with the new capacity to come on stream in 2007 and 2008. Other carbon fiber producers have also announced plans to increase their carbon fiber manufacturing capacity. Nevertheless, constrained industry-wide supply is currently restricting the availability of carbon fiber particularly for recreational and industrial applications and could also restrict availability for aerospace applications depending on the rate of growth in commercial aircraft production and the timing of the completion of announced new capacity additions. In addition, qualification to use raw materials in some of our products limits the extent to which we are able to substitute alternative materials for these products. Our ability to pass on these costs to our customers is, to a large extent, dependent on the terms of our contracts with our customers and industry conditions, including the extent to which our customers would switch to alternative materials we do not produce in the event of an increase in the prices of our products.

Our substantial international operations are subject to uncertainties which could affect our operating results.

        We believe that revenue from sales outside the U.S. will continue to account for a material portion of our total revenue for the foreseeable future. Additionally, we have invested significant resources in our international operations and we intend to continue to make such investments in the future. Our international operations are subject to numerous risks, including:

  •
  the difficulty of enforcing agreements and collecting receivables through some foreign legal systems;

  •
  foreign customers may have longer payment cycles than customers in the U.S.;

  •
  compliance with U.S. Department of Commerce and Foreign export controls;

  •
  tax rates in some foreign countries may exceed those of the U.S. and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

  •
  general economic and political conditions in the countries where we operate may have an adverse effect on our operations in those countries or not be favorable to our growth strategy;

  •
  foreign governments may adopt regulations or take other actions that would have a direct or indirect adverse impact on our business and market opportunities; and

  •
  the potential difficulty in enforcing intellectual property rights in some foreign countries.

        Any one of the above could adversely affect our financial condition and results of operations.

        In addition, fluctuations in currency exchange rates may influence the profitability and cash flows of our business. For example, our European operations sell some of the products they produce in U.S. dollars, yet the labor and overhead costs incurred in the manufacture of those products is denominated in Euros or British pound sterling. As a result, the local currency margins of goods manufactured with costs denominated in local currency, yet sold in U.S. dollars, will vary with fluctuations in currency exchange rates, reducing when the U.S. dollar weakens against the Euro and British pound sterling. In addition, the reported U.S. dollar value of the local currency financial statements of our foreign subsidiaries will vary with fluctuations in currency exchange rates. While we enter into currency exchange rate hedges from time to time to mitigate these types of fluctuations, we cannot remove all fluctuations or hedge all exposures and our earnings are impacted by changes in currency exchange rates.

        During the past several years, some countries in which we operate or plan to operate have been characterized by varying degrees of inflation and uneven growth rates. We currently do not have political risk insurance in the countries in which we conduct business. While we carefully consider these risks when evaluating our international operations, we cannot assure you that we will not be materially adversely affected as a result of such risks.

We could be adversely affected by environmental and safety requirements.

        Our operations require the handling, use, storage and disposal of certain regulated materials and wastes. As a result, we are subject to various laws and regulations pertaining to pollution and protection of the environment, health and safety. These requirements govern among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of waste and remediation of contaminated sites. We have made, and will continue to make, capital and other expenditures in order to comply with these laws and regulations. These laws and regulations are complex, change frequently and could become more stringent in the future.

        We have been named as a "potentially responsible party" under the federal Superfund law or similar state laws at several sites requiring clean up. These laws generally impose liability for costs to investigate and remediate contamination without regard to fault. Under certain circumstances liability may be joint and several, resulting in one responsible party being held responsible for the entire obligation. Liability may also include damages to natural resources. In connection with our Lodi, New Jersey facility, we, along with the approximately 60 other companies, have been directed by state and federal regulatory authorities to contribute to the assessment and restoration of a stretch of the Passaic River, a project currently estimated to cost $1 billion. Although we are vigorously contesting our involvement with this project on scientific and legal grounds, we may ultimately be required to assume a share of the liability. We have also incurred and likely will continue to incur expenses to investigate and clean up our existing and former facilities. We have incurred substantial expenses for our work at these sites over a number of years, and these costs, for which we believe we have adequate reserves, will continue for the foreseeable future. The ongoing operation of our manufacturing plants also entails environmental risks and we may incur material costs or liabilities in the future which could adversely affect us.

        In addition, we may be required to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future or to address newly discovered information or conditions that require a response. Although most of our properties have been the subject of environmental site assessments, there can be no assurance that all potential instances of soil and groundwater contamination have been identified, even at those sites where assessments have been conducted. Accordingly, we may discover previously unknown environmental conditions and the cost of remediating such conditions may be material. See "Business—Legal Proceedings" below and Note 17 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005.

We have substantial debt that could limit our ability to satisfy our debt obligations and reduce the effectiveness of our operations.

        We have substantial debt and debt service requirements. We cannot assure you that we will generate sufficient cash flow from operations, or that we will be able to obtain sufficient funding, to satisfy our debt service obligations. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. As of December 31, 2005, we had $419.8 million of total debt, or $398.8 million of total debt net of cash on hand. This substantial level of debt has important consequences, including:

  •
  placing us at a competitive disadvantage compared to our competitors that have less debt;

  •
  limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy and research and technology costs;

  •
  limiting our ability to use operating cash flow for working capital, capital expenditures, debt service requirements and other areas of our business;

  •
  increasing our vulnerability to general adverse economic and industry conditions; and

  •
  limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation.

        In addition, the operating and financial restrictions and covenants that are contained in our existing debt agreements may impair our ability to finance future operations or capital needs. Also, our senior credit facility requires that we maintain compliance with specified financial ratios. A breach of any of these restrictions or covenants could cause a default with respect to our debt, upon which, a significant portion of our debt may then become immediately due and payable.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

        The trading prices of our common stock could be subject to significant fluctuations in response to, among other factors, variations in operating results, developments in the industries in which we do business, general economic conditions, changes in securities analysts' recommendations regarding our securities and our performance relative to securities analysts' expectations for any quarterly period. Such volatility may adversely affect the market price of the common stock.

This offering will result in a substantial amount of previously unregistered shares of our common stock being registered, which may depress the market price of our common stock.

        As of February 23, 2006, the number of outstanding shares of our common stock freely tradable on the New York Stock Exchange and not owned by the selling stockholders was approximately 69,461,497. After giving effect to this offering, this figure will increase to 90,894,803

(or 93,038,134 if the underwriters' option to purchase additional shares is exercised). The sale of the shares of common stock in this offering could depress the market price of our common stock.

Future sales of our common stock in the public market could lower our stock price.

        Sales of a substantial number of shares of common stock in the public market by our current stockholders, or the threat that substantial sales may occur, could cause the market price of our common stock to decrease significantly or make it difficult for us to raise additional capital by selling stock. See the section of this prospectus entitled "Shares Eligible for Future Sale" for details regarding the number of shares eligible for sale in the public market after this offering. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential creditors and other investors could lose confidence in our financial reporting, which would harm our business.

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We devote significant attention to establishing and maintaining effective internal controls.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering. The selling stockholders will receive all of the net proceeds from this offering.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock is listed for trading on the New York Stock Exchange and the Pacific Exchange under the symbol "HXL." The following table sets forth the quarterly high and low closing prices of our common stock on the New York Stock Exchange for the periods indicated:

	High	Low
Year Ending December 31, 2006
First Quarter (through March 9, 2006)	$23.21	$17.60
Year Ended December 31, 2005
First Quarter	$17.59	$14.20
Second Quarter	$18.36	$14.27
Third Quarter	$19.60	$16.11
Fourth Quarter	$18.49	$14.65
Year Ended December 31, 2004
First Quarter	$8.68	$7.08
Second Quarter	$11.89	$6.81
Third Quarter	$14.06	$10.60
Fourth Quarter	$17.75	$14.05

        On March 9, 2006, the closing sale price of our common stock as reported on the New York Stock Exchange was $20.26 per share.

DIVIDEND POLICY

        We have not paid any cash dividends on our common stock since October 27, 1992. We presently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. In addition, certain of our debt agreements prohibit us from paying cash dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2005 on an actual and a pro forma basis. Pro forma cash and cash equivalents and the pro forma capitalization are presented to reflect expected costs of this offering to be paid in cash by the Company. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, unaudited pro forma financial information and related notes and other financial information included in or incorporated by reference in this prospectus.

	As of December 31, 2005
	Actual	Adjustments		Pro Forma
	(in millions)
Cash and cash equivalents:	$21.0		$(1.2)	$19.8

Senior debt:
Senior secured credit facility — revolver due 2010	$5.0	$		$5.0
Senior secured credit facility — term B loan due 2012	185.0			185.0
European credit and overdraft facilities	1.3			1.3
Capital lease obligations	3.5			3.5

Total senior debt	194.8			194.8
Other debt:
6.75% senior subordinated notes due 2015	225.0			225.0

Total other debt	225.0			225.0

Total debt	419.8			419.8
Stockholders' equity (deficit):
Preferred stock, no par value, 20.0 shares authorized, no shares issued and outstanding	—			—
Common stock, $0.01 par value, 200.0 shares authorized, 94.1 shares issued and outstanding	0.9			0.9
Additional paid-in capital	455.0			455.0
Accumulated deficit	(222.5)		(1.2)	(223.7)
Accumulated other comprehensive (loss)	(7.3)			(7.3)

	226.1		(1.2)	224.9
Less: Treasury stock, at cost, 1.5 shares	(15.4)			(15.4)

Total stockholders' equity (deficit)	210.7		(1.2)	209.5

Total capitalization	$630.5		$(1.2)	$629.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

	Year Ended December 31
(In millions, except per share data)
	2005	2004
Net sales	$1,161.4	$1,074.5
Gross margin	$254.2	$229.1
Gross margin %	21.9%	21.3%
Operating income	$104.2	$88.8
Operating income %	9.0%	8.3%
Non-operating expense, net	$40.9	$2.2
Provision (benefit) for income taxes(a)	$(108.3)	$11.2
Equity in earnings of affiliated companies	$3.6	$1.1
Net income	$141.3	$28.8
Deemed preferred dividends and accretion	$(30.8)	$(25.4)
Net income available to common stockholders	$110.5	$3.4
Diluted net income per common share	$1.51	$0.08

(a)
The provision (benefit) for income taxes includes a non-cash benefit of $119.2 million arising from the reversal of the majority of the previously recorded valuation allowance against the Company's U.S. deferred tax assets as of December 31, 2005. Prior to the reversal of this valuation allowance against the Company's U.S. deferred tax assets, the Company's tax provision primarily reflected taxes on foreign income.

        Net Sales:    Consolidated net sales of $1,161.4 million for 2005 were $86.9 million, or 8.1% higher than the $1,074.5 million of net sales for 2004. The increase was primarily attributable to sales growth within the Commercial Aerospace and Space & Defense markets. Had the same U.S. dollar, British pound sterling and Euro exchange rates applied in 2005 as in 2004 ("in constant currency"), consolidated net sales for 2005 would have been $86.0 million higher than the 2004 net sales of $1,074.5 million at $1,160.5 million.

        The following table summarizes net sales to third-party customers by business segment and end market segment in 2005 and 2004, respectively:

(In millions)	Commercial Aerospace	Industrial	Space & Defense	Electronics	Total
2005 Net Sales
Composites	$392.7	$200.6	$193.7	$—	$787.0
Reinforcements	69.1	165.2	—	56.9	291.2
Structures	67.6	—	15.6	—	83.2

Total	$529.4 46%	$365.8 31%	$209.3 18%	$56.9 5%	$1,161.4 100%

2004 Net Sales
Composites	$337.6	$164.1	$182.2	$—	$683.9
Reinforcements	64.6	193.0	—	61.8	319.4
Structures	60.3	—	10.9	—	71.2

Total	$462.5 43%	$357.1 33%	$193.1 18%	$61.8 6%	$1,074.5 100%

        Commercial Aerospace:    Net sales to the commercial aerospace market segment increased by $66.9 million or 14.5% to $529.4 million for 2005 as compared to net sales of $462.5 million for 2004. In constant currency, net sales to the commercial aerospace market segment increased $67.3 million, or 14.6%, to $529.8 million. In constant currency, the net sales of Composites business segment were $55.4 million higher, up 16.4% from 2004. In constant currency, the net sales of the Reinforcements business segment were higher by $4.5 million, up 7.1% from 2004. The net sales of the Structures business segment to commercial aerospace applications increased by $7.3 million or 12.1% to $67.6 million in 2005. There was no exchange rate impact on sales by the Structures business segment.

        The overall year-over-year improvement was driven by higher aircraft production rates by Boeing and Airbus as they increase the number of aircraft they manufacture and deliver in 2005 and 2006. The Company has also benefited from the favorable mix of aircraft being manufactured by its customers that utilize more composite materials. The Company continues to pursue the increased use of advanced structural materials in each new generation of aircraft. Boeing and Airbus are currently developing the 787 and A350 aircraft, respectively, each of which will utilize more advanced structural materials than any previous large commercial aircraft.

        Industrial:    Net sales of $365.8 million for 2005 increased by $8.7 million, or 2.4%, compared to net sales of $357.1 million in 2004. In constant currency, net sales to the industrial market segment increased $7.6 million or 2.1%, to $364.7 million. This increase was primarily due to strong growth in sales of composite materials used in wind energy applications, offset by lower revenues from reinforcement fabrics used in soft body armor ballistic applications. Revenues for 2005 from other industrial applications, including recreational, architectural and automotive segments, were relatively consistent with 2004 results.

        Sales in composite materials used to manufacture wind turbine blades grew 57% compared to 2004, and led to the overall growth of the industrial market segment. These results reflect the underlying growth in global wind turbine installations and the share gains the Company made in the second half of 2004. In the summer of 2005, the U.S. production tax credit was extended as a provision of the energy bill until December 31, 2007.

        The Company's sales of reinforcement fabrics used in ballistic applications decreased by 16% compared to 2004, which now appears to have been the peak in the recent soft body armor re-equipment cycle for U.S. military. Today there continues to be some uncertainty as to what level of soft body armor orders will be placed in 2006 by the U.S. military with the Company's customers, leading the Company to anticipate that revenues from ballistics applications may decline further in 2006.

        While sales of composite products to recreational applications were consistent with 2004, the tightening in the supply of carbon fiber, particularly as commercial aerospace demand increases, is restricting the available supply of carbon fiber to industrial applications that utilize this fiber, and affecting the Company's and other producers ability to supply products for these applications. This trend is anticipated to continue to restrain the growth of revenues in 2006 for industrial applications that use carbon fiber.

        Space & Defense:    Net sales of $209.3 million increased $16.2 million, or 8.4%, for 2005 as compared to net sales of $193.1 million for 2004. Revenues related to new helicopter production worldwide as well as helicopter blade replacement programs showed the greatest contribution to growth in the year.

        The Company continues to benefit from its extensive qualifications to supply composite materials and, in some cases, composite structures to a broad range of military aircraft and helicopter programs, including the F/A-18E/F (Hornet), the F-22 (Raptor), the European Fighter

Aircraft (Typhoon), the C-17, the V-22 (Osprey) tilt rotor aircraft, and the Blackhawk, the Tiger and the NH90 helicopters. In addition, the EADS A400M military transport aircraft and the F-35 (joint strike fighter or JSF) are currently under development and should enter low rate initial production later in the decade.

        The revenues that the Company derives from military and space programs tend to vary quarter to quarter based on customer ordering patterns and manufacturing campaigns.

        Electronics:    Net sales of $56.9 million in 2005 decreased by $4.9 million, or 7.9%, as compared to net sales of $61.8 million for 2004. On a constant currency basis, net sales to the electronics market segment decreased by $5.1 million, or 8.3%, to $56.7 million. To better match regional production capacities and anticipated demand, in December 2005 the Company announced plans to consolidate certain of its glass fabric production activities in France and in January 2006, the Company announced plans to consolidate its North American electronics production activities into its Statesville, North Carolina plant and to close its plant in Washington, Georgia.

        Gross Margin:    Gross margin for 2005 was $254.2 million, or 21.9% of net sales, compared to gross margin of $229.1 million, or 21.3% of net sales, in 2004. The $25.1 million year-on-year improvement in gross margin on increased sales of $86.9 million represented a 28.9% incremental margin on incremental sales. The improvement reflected the impact of higher net sales and the Company's continuing efforts to keep the rate of change in its costs lower than the rate of growth in sales, and the benefit of available manufacturing capacity within many of the Company's manufacturing plants.

        The gross margin for the Composites business unit was $19.9 million higher than last year. The benefit of higher sales volume and productivity improvements more than offset changes in raw material and utility prices as well as changes in labor, freight and fixed production costs. The gross margin percentage for 2005 was 21.7% versus 22.2% for 2004 in part due the changes in the Company's hedged foreign currency exchange rates compared to 2004.

        The gross margin for the Reinforcements business unit was $0.5 million higher than last year. The gross margin percentage was 16.0% for 2005 compared to 15.8% for 2004 despite revenues being flat year-on-year. The decline in revenues from ballistic applications was offset by the growth of revenues from composite reinforcement applications.

        The gross margin for the Structures business unit was $4.7 million higher than last year. Gross margin percentage increased by 4% over last year. Higher sales volume, productivity improvements, cost control and favorable sales mix generated this improvement.

        Selling, General and Administrative Expenses:    SG&A expenses were $106.6 million, or 9.2% of net sales, for 2005 compared with $110.8 million, or 10.3% of net sales, for 2004. The $4.2 million decrease in SG&A expenses reflects, among other factors, the $2.3 million provision recorded in 2004 against accounts receivable from Second Chance Body Armor following their Chapter 11 bankruptcy filing on October 17, 2004 and a $2.1 million reduction in 2005 spending compared to 2004 related to compliance with the Sarbanes-Oxley Act. Partially offsetting these favorable impacts were higher legal fees and expenses related to carbon fiber litigation settlements.

        Research and Technology Expenses:    R&T expenses for 2005 were $25.4 million, or 2.2% of net sales, compared with $23.6 million, or 2.2% of net sales, for 2004. The $1.8 million increase was due to, among other factors, increased spending in support of new products and new commercial aircraft qualification activities.

        Other Expense, Net:    Other expense, net for 2005 was $15.1 million compared to $3.0 million in 2004. Included in other expense are accruals of $16.5 million and $7.0 million for the settlement of litigation matters for the years ended December 31, 2005 and 2004, respectively. In addition, during 2005 and 2004, the Company recognized a $1.4 million and a $4.0 million gain, respectively, on the sale of surplus land at one of its manufacturing facilities.

        Operating Income:    Operating income for 2005 was $104.2 million, or 9.0% of net sales, compared with operating income of $88.8 million, or 8.3% of net sales, for 2004. The increase in operating income was primarily driven by increased net sales contributing to improved percentage gross margins and lower SG&A expenses. Partially offsetting these favorable impacts was an increase in other expenses, net as described above.

        Operating income for the Composites business segment increased $14.9 million or 16.7% to $104.0 million, as compared to $89.1 million for 2004. Year-on-year sales growth of 15.1% drove this improvement. The Reinforcements business segment's operating income increased $3.3 million, as compared with 2004, to $43.0 million despite revenues being flat year-on-year. In 2004, the business segment recorded a $2.3 million provision against accounts receivable from Second Chance Body Armor. The Structures segment's operating income increased by $4.2 million compared with 2004 to $8.0 million, resulting primarily from the 16.9% growth in sales, productivity improvements, cost control and favorable sales mix.

        The Company did not allocate corporate operating expenses of $50.8 million and $43.8 million to operating segments in 2005 and 2004, respectively. The year-on-year increase in corporate operating expenses of $7.0 million includes a year-over-year increase of $9.5 million related to litigation settlements. Additionally, the Company incurred legal fees and expenses of $1.9 million in the third quarter, 2005 associated with the carbon fiber litigation settlements. Partly offsetting these unfavorable impacts were reduced incentive compensation accruals and lower expenses associated with compliance with the Sarbanes-Oxley Act.

        Interest Expense:    Interest expense for 2005 was $33.9 million compared to $47.7 million for 2004. The $13.8 million decline in interest expense primarily reflects lower interest rates as a result of the Company's refinancing during the first quarter of 2005 offset by slightly higher average debt in 2005. Refer to Notes 2, 8, and 16 to the consolidated financial statements incorporated by reference from the 2005 Annual Report on Form 10-K for additional information.

        Non-Operating Expense, Net:    Non-operating expense, net for 2005 was $40.9 million compared to $2.2 million in 2004. During 2005, the Company recognized $40.9 million in losses on the early retirement of debt, $40.3 million resulting from the first quarter's debt refinancing. During 2004, the Company recognized a $3.2 million loss on the early retirement of debt resulting primarily from the redemption of $44.8 million of its senior subordinated notes during the year. This loss was partially offset by a $1.0 million gain attributable to the sale of securities obtained through a de-mutualization of an insurance company.

        Provision (Benefit) for Income Taxes:    During the fourth quarter of 2005, the Company reversed the majority of the previously recorded valuation allowance established on its U.S. federal, state and local deferred tax assets except for that portion where the evidence does not yet support a reversal. As a result of the Company's decision to reverse the valuation allowance, the Company recognized in the fourth quarter of 2005 a $119.2 million benefit relating to the reversal of its tax provision. As a result, Hexcel will now record a full tax provision on its U.S. income starting in the first quarter of 2006.

        As of December 31, 2005, no evidence exists to support the reversal of the $5.5 million valuation allowance related to the Company's Belgian subsidiary. Consistent with prior years, the Company continues to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated Belgian net operating income (losses). This practice will continue until such time as the Belgian operations have evidenced the ability to consistently generate sufficient taxable income such that in future years management can reasonably expect that the deferred tax assets can be utilized.

        Equity in Earnings (Losses) of Affiliated Companies:    Equity in earnings of affiliated companies was $3.6 million in 2005 compared to $1.1 million in 2004. The year-over-year improvement resulted from higher equity in earnings reported by TechFab, the Reinforcements business segment's joint venture, and improved overall equity earnings (losses) associated with the Structures business segment's joint ventures in China and Malaysia. Equity in earnings (losses) of affiliated companies does not affect the Company's cash flows.

        Deemed Preferred Dividends and Accretion:    The Company recognized deemed preferred dividends and accretion of $30.8 million and $25.4 million for 2005 and 2004, respectively. Included in deemed preferred dividends and accretion for 2005 and 2004 are accelerated charges of $23.2 million and $12.9 million, respectively, resulting from the conversions of mandatorily redeemable convertible preferred stock into common stock. For additional information, see Note 10 to the consolidated financial statements incorporated by reference from the 2005 Annual Report on Form 10-K.

  Net Income Available to Common Shareholders and Net Income
  Per Common Share:

(In millions, except per share data)	2005	2004
Net income available to common shareholders	$110.5	$3.4
Diluted net income per common share	$1.51	$0.08
Diluted weighted average shares outstanding	93.7	42.1

        The Company's convertible subordinated debentures, due 2011, and mandatorily redeemable convertible preferred stock were excluded from the computation of diluted net income per common share for the year ended December 31, 2004. A portion of the Company's stock options were excluded from the computation of diluted net income per common share for the years ended December 31, 2005 and 2004 as they were anti-dilutive. For additional information, see Notes 14 and 15 to the consolidated financial statements incorporated by reference from the 2005 Annual Report on Form 10-K.

2004 Compared to 2003

	Year Ended December 31,
(In millions, except per share data)
	2004	2003
Net sales	$1,074.5	$896.9
Gross margin %	21.3%	19.5%
Operating income	$88.8	$60.0
Operating income %	8.3%	6.7%
Non-operating expense, net	$2.2	$2.6
Provision for income taxes (a)	$11.2	$13.5
Equity in earnings (losses) of and write- downs of an investment in affiliated companies	$1.1	$(1.4)
Net income (loss)	$28.8	$(11.1)
Deemed preferred dividends and accretion	$(25.4)	$(9.6)
Net income (loss) available to common shareholders	$3.4	$(20.7)
Diluted net income (loss) per common share	$0.08	$(0.54)

(a)
The Company's tax provision primarily reflects taxes on foreign income. Included in the 2003 year-end results is the impact of recognizing a non-cash valuation allowance on a Belgian deferred tax asset of $4.7 million. The Company will continue to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated U.S. and Belgian net operating income (losses) until such time as the U.S. and Belgian operations, respectively, generate income in future years to utilize the net operating losses in full.

        Net Sales:    Consolidated net sales of $1,074.5 million for 2004 were $177.6 million, or 19.8% higher than the $896.9 million of net sales for 2003. The increase came from growth in the Company's revenues from all four of its major market segments along with a favorable impact from changes in foreign currency exchange rates. In constant currency, consolidated net sales for 2004 would have been $149.2 million higher than the 2003 net sales of $896.9 million at $1,046.1 million.

        The following table summarizes net sales to third-party customers by business segment and end market segment in 2004 and 2003:

(In millions)	Commercial Aerospace	Industrial	Space & Defense	Electronics	Total
2004 Net Sales
Composites	$337.6	$164.1	$182.2	$—	$683.9
Reinforcements	64.6	193.0	—	61.8	319.4
Structures	60.3	—	10.9	—	71.2

Total	$462.5	$357.1	$193.1	$61.8	$1,074.5
	43%	33%	18%	6%	100%
2003 Net Sales
Composites	$273.6	$146.0	$165.2	$—	$584.8
Reinforcements	51.1	128.9	—	52.8	232.8
Structures	65.2	—	14.1	—	79.3

Total	$389.9	$274.9	$179.3	$52.8	$896.9
	43%	31%	20%	6%	100%

        Commercial Aerospace:    Net sales to the commercial aerospace market segment increased by $72.6 million or 18.6% to $462.5 million for 2004 as compared to net sales of $389.9 million for 2003. In constant currency, net sales to the commercial aerospace market segment increased $63.9 million, or 16.4%, to $453.8 million. In constant currency, the net sales of Composites business segment were $331.0 million, up 21.0% from 2003. The net sales by the Reinforcements business segment were $62.5 million, up 22.3% from 2003. There was no exchange rate impact on sales by the Structures business segment. The net sales of the Structures business segment to commercial aerospace applications declined by $4.9 million or 7.5% to $60.3 million as fabrication of composite structures continued to be transferred to the Asian Composites and BHA Aero joint ventures.

        In the second half of 2004, the Company saw the benefit of the announcements by Boeing and Airbus that they will increase the number of aircraft they manufacture and deliver in 2005 compared to 2004. As the Company delivers its products on average six months ahead of when its customers deliver their aircraft, this resulted in increased commercial aerospace revenues in the second half of 2004 compared to the second half of 2003. The Company also benefited from the favorable mix of aircraft being manufactured by its customers that utilize more composite materials and the initial production of the Airbus A380 program.

        Industrial:    Net sales of $357.1 million for 2004 increased by $82.2 million, or 29.9%, compared to net sales of $274.9 million in 2003. In constant currency, net sales to the industrial market segment increased $69.3 million or 25.2%, to $344.2 million on strong growth in reinforcement fabrics used in military body armor and other ballistic applications. Sales of composite materials used in recreational products and in wind energy applications also increased year-on-year. Revenues from other industrial applications, including architectural and automotive segments, showed mixed results.

        The Company's sales of reinforcement fabrics used in ballistic applications increased 63.7% compared to 2003 as the Company's customers received additional orders from the U.S. military services.

        Sales in composite materials used to manufacture wind turbine blades grew 54% compared to 2003. Global installed wind generating capacity continued to grow in 2004 despite a lower rate of installation in the U.S. due to the expiration of the U.S. production tax credit which was not reinstated by Congress on September 28, 2004. The Company's customers are based in Europe and install new wind turbines worldwide. The Company's revenues from wind energy applications grew in 2004 as a result of both the growth in installations but also share gains at two key customers.

        Space & Defense:    Net sales of $193.1 million increased $13.8 million, or 7.7%, for 2004 as compared to net sales of $179.3 million for 2003. On a constant currency basis, net sales to the space & defense market segment increased $8.5 million, or 4.7%, to $187.8 million. The year-on-year growth was led by increased production of the F-22 Raptor, and higher demand for many U.S. and European helicopter and helicopter blade replacement programs, despite the cancellation of the Comanche helicopter program during the first quarter of 2004. Sales to the Comanche program were $4.4 million and $13.5 million during 2004 and 2003, respectively.

        The Company continued to benefit from its extensive qualifications to supply composite materials and, in some cases, composite structures to a broad range of military aircraft and helicopter programs. Space applications for advanced structural materials include solid rocket booster cases; fairings and payload doors for launch vehicles; and buss and solar arrays for military and commercial satellites. The production of both launch vehicles and satellites declined earlier in the decade from a peak in the late 1990s, but was relatively stable in 2004 versus 2003.

        Electronics:    Net sales of $61.8 million in 2004 increased $9.0 million, or 17.0%, as compared to net sales of $52.8 million for 2003. On a constant currency basis, net sales to the electronics market segment increased $7.5 million, or 14.2%, to $60.3 million.

        Gross Margin:    Gross margin for 2004 was $229.1 million, or 21.3% of net sales, compared to gross margin of $174.5 million, or 19.5% of net sales, in 2003. The $54.6 million year-on-year improvement in gross margin on increased sales of $177.6 million represented a 30.7% incremental margin on incremental sales. The improvement reflected the impact of the contribution from higher net sales and the Company's efforts to sustain the reductions it obtained in its fixed costs as a result of its prior restructuring initiatives.

        Selling, General and Administrative ("SG&A") Expenses:    SG&A expenses were $110.8 million, or 10.3% of net sales, for 2004 compared with $92.9 million, or 10.4% of net sales, for 2003. The increase in SG&A expenses reflected, among other factors, a $2.3 million provision against accounts receivable from Second Chance Body Armor following their Chapter 11 bankruptcy filing on October 17, 2004, $4.1 million in implementation and first year audit fees related to Section 404 of the Sarbanes-Oxley Act, higher incentive compensation, transaction expenses of $1.1 million related to the secondary offering of the Company's common stock in December 2004 and the impact of higher foreign currency exchange rates.

        Research and Technology ("R&T") Expenses:    R&T expenses for 2004 were $23.6 million, or 2.2% of net sales, compared with $19.8 million, or 2.2% of net sales, for 2003. The $3.8 million increase was due to, among other factors, increased spending in support of new products and new commercial aircraft qualification activities as well as the impact of higher foreign currency exchange rates.

        Other Expense, Net:    Other expense, net for 2004 was $3.0 million compared to other income of $2.2 million in 2003. During 2004, the Company recorded an accrual of $7.0 million in connection with a stipulation of settlement for the same amount, signed with the plaintiffs on September 30, 2004, in the carbon fiber federal class action case. The settlement was approved by the court on January 31, 2005 and the Company paid the settlement amount in full. The Company denied and continues to deny the allegations in this case, but believed that the costs of continuing defense outweighed the costs of settlement. In addition, the Company sold surplus land at one of its U.S. manufacturing facilities for net cash proceeds of $6.5 million and recognized a net $4.0 million gain on the sale. During 2003, the Company sold certain assets of its Structures business segment for net cash proceeds of $5.7 million, recognizing a net gain of $2.2 million. Refer to Note 21 to the consolidated financial statements incorporated by reference from the Annual Report on Form 10-K for additional information.

        Operating Income:    Operating income for 2004 was $88.8 million, or 8.3% of net sales, compared with operating income of $60.0 million, or 6.7% of net sales, for 2003. The increase in operating income was driven by increased net sales within commercial aerospace and industrial market applications and a higher gross margin, which was partially offset by higher SG&A and R&T expenses as well as Other Expense described above. Business consolidation and restructuring expenses were $2.9 million in 2004, compared to $4.0 million in 2003.

        The Composites segment's operating income increased $22.3 million in 2004 to $89.1 million. Year-on-year sales growth of 16.9% together with cost control drove this improvement. Operating income for the Reinforcements business segment increased $23.5 million, as compared with 2003, to $39.7 million. The improvement in operating income was driven by the operating leverage of higher sales revenues coupled with continued control of overhead spending. With growth in all markets, Reinforcement revenues were 37.2% higher than in 2003. The Structures segment's operating income decreased by $0.4 million compared with 2003 to $3.8 million, primarily reflecting the 2003 gain of $2.2 million from the sale of certain assets. During the year, the business segment continued the process of transferring the fabrication of composite components to its BHA Aero and Asian Composites joint ventures. The changing pattern of work performed in the business segment's U.S. facilities improved profitability, despite lower sales revenues.

        The Company did not allocate corporate operating expenses of $43.8 million and $27.2 million to operating segments in 2004 and 2003, respectively. The year-on-year increase in corporate operating expenses of $16.6 million included $4.1 million for the implementation and first year professional fees related to Section 404 of the Sarbanes-Oxley Act, $3.1 million for incentive compensation, $7.0 million related to a litigation settlement and $1.1 million of expenses related to the secondary offering of the Company's common stock in December 2004.

        Interest Expense:    Interest expense for 2004 was $47.7 million compared to $53.6 million for 2003. The $5.9 million decline in interest expense reflected lower outstanding debt resulting primarily from the redemption of $44.8 million of its senior subordinated notes during the year together with the benefit of interest rate swap agreements. During 2003, the Company lowered its outstanding debt by $138.3 million, reducing cash interest expense by $6.7 million. Refer to Note 16 to the consolidated financial statements incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005 for additional information.

        Non-Operating Expense, Net:    Non-operating expense, net for 2004 was $2.2 million compared to $2.6 million in 2003. During 2004, the Company recognized a $3.2 million loss on the early retirement of debt resulting primarily from the redemption of $44.8 million of its senior subordinated notes during the year. The loss was partially offset by a $1.0 million gain attributable to the sale of securities obtained through a de-mutualization of an insurance company.

        During 2003, the Company recognized net non-operating expense of $2.6 million. In connection with the refinancing of its capital structure in the first quarter of 2003, the Company incurred a $4.0 million loss on the early retirement of debt due to the write-off of unamortized deferred financing costs relating to the former senior credit facility and the 7% convertible subordinated notes due 2003. This loss was partially offset by a $1.4 million gain attributable to a prior business sale, which occurred in April 2000. Pursuant to the sale agreement, Hexcel retained a contingent obligation for certain customer warranty claims, which expired in the second quarter of 2003. As a result, the Company reversed the $1.4 million contingent liability established at the time of the sale. Refer to Note 22 to the consolidated financial statements incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005 for additional information.

        Provision for Income Taxes:    The provisions for income taxes of $11.2 million and $13.5 million for 2004 and 2003, respectively, were primarily for taxes on European income and included a non-cash valuation allowance of $4.7 million in 2003 on a deferred tax asset previously recognized by the Company's Belgian subsidiary. The Company will continue to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated U.S. and Belgian net operating income (losses) until such time as the U.S. and Belgian operations, respectively, generate sufficient taxable income to utilize the net operating losses in full. For additional information, see Note 13 to the consolidated financial statements incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005.

        Equity in Earnings (Losses) of Affiliated Companies:    Equity in earnings of affiliated companies was $1.1 million in 2004 as compared to an equity loss of $1.4 million in 2003. The year-over-year improvement resulted from higher equity in earnings reported by TechFab, the Reinforcements business segment's joint venture, and lower equity in losses associated with the

Structures business segment's joint ventures in China and Malaysia. Equity in earnings (losses) of affiliated companies does not affect the Company's cash flows.

        Equity in losses of affiliated companies of $1.4 million in 2003 primarily reflected losses reported by the Structures business segment's BHA Aero and Asian Composites joint ventures as they continued to ramp up production of aerospace composite structures, partially offset by equity in earnings of TechFab.

        During 2003, the Company exercised its option to sell its remaining interest in ASCO for $23.0 million in cash, and also sold its equity interest in its European reinforcement products joint venture, Interglas, for a nominal amount in conjunction with a bank sponsored financial restructuring of the affiliated company. No gains or losses were recorded as a result of these transactions, as the Company had previously written-down the carrying value of its remaining equity investment in ASCO to its estimated fair market value of $23.0 million in 2002 and had recognized a full impairment of its remaining equity interest in Interglas in 2001.

        Deemed Preferred Dividends and Accretion:    The Company recognized deemed preferred dividends and accretion of $25.4 million and $9.6 million for 2004 and 2003, respectively. Included in deemed preferred dividends and accretion for 2004 was an accelerated charge of $12.9 million resulting from the conversion of a portion of mandatorily redeemable convertible preferred stock into common stock in connection with the secondary offering of the Company's common stock in December 2004. Deemed preferred dividends and accretion is a non-cash expense at the time of recognition. For additional information, see Note 10 to the consolidated financial statements incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005.

  Net Income (Loss) Available to Common Shareholders and Net Income (Loss) Per Common Share:

(In millions, except per share data)	2004	2003
Net income (loss) available to common shareholders	$3.4	$(20.7)
Diluted net income (loss) per common share	$0.08	$(0.54)
Diluted weighted average shares outstanding	42.1	38.6

        The Company's convertible subordinated debentures, due 2011, and mandatorily redeemable convertible preferred stock were excluded from the computation of diluted net income (loss) per common share for the years ended December 31, 2004 and 2003 as they were anti-dilutive. A portion of the Company's stock options were excluded from the computation of diluted net income per common share for the year ended December 31, 2004 and all of the Company's stock options and restricted stock were excluded from the computation of diluted net loss per common share for the year ended December 31, 2003 as they were anti-dilutive. In addition, the Company's convertible subordinated notes, due 2003, were excluded from the computation of diluted net loss per common share for the year ended December 31, 2003. The convertible subordinated notes, due 2003, were repaid in full on March 19, 2003. For additional information, see Notes 14 and 15 to the consolidated financial statements incorporated by reference from the 2005 Annual Report on Form 10-K.

Business Consolidation and Restructuring Programs

        The aggregate business consolidation and restructuring activities for the year ended December 31, 2005 consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of December 31, 2004	$3.3	$1.0	$4.3
Business consolidation and restructuring expenses	1.1	1.8	2.9
Cash expenditures	(0.6)	(2.1)	(2.7)
Currency translation adjustments	(0.3)	—	(0.3)

Balance as of December 31, 2005	$3.5	$0.7	$4.2

Electronics Program

        In December 2005, the Company announced plans to consolidate certain of its glass fabric production activities at its Les Avenieres, France plants. In January 2006, the Company announced plans to consolidate its North American electronics production activities into its Statesville, North Carolina plant and to close its plant in Washington, Georgia. These actions are aimed at matching regional production capacities with available demand. The Company expects to recognize total business consolidation and restructuring expenses of approximately $4.3 million associated with these plans, $0.3 million of which was incurred in the fourth quarter, 2005 with the balance to be incurred in 2006. This estimate includes cash expense for severance and related costs of $2.2 million, equipment relocation costs of $1.8 million and qualification costs of $0.3 million. In addition, a non-cash expense for accelerated depreciation on equipment of $2.5 million is expected to be incurred primarily in the first half of 2006.

Livermore 2004 Program

        In January 2004, the Company announced the consolidation of the activities of its Livermore, California facility into other operations, principally the Salt Lake City, Utah plant. During the year ended December 31, 2005, the Company recognized $0.6 million of expense for employee severance based on the remaining employee service periods. Costs associated with the facility's closure, along with costs for relocation and re-qualification of equipment, are being incurred over several years.

November 2001 Program

        In November 2001, the Company announced a program to restructure its business operations in accordance with a revised business outlook for build rate reductions in commercial aircraft production, depressed business conditions in the electronics market and weakness in the general economy. The program targeted a reduction in cash fixed costs compared to previous spending rates and included company-wide reductions in managerial, professional, indirect manufacturing and administrative employees along with organizational rationalization. For the year ended December 31, 2005, the Company recognized business consolidation and restructuring expenses of $0.6 million related to this program for equipment relocation and re-qualification costs that are expensed as incurred.

Financial Condition

        Liquidity:    During the first quarter of 2005, the Company refinanced substantially all of its long-term debt. In connection with the refinancing, the Company entered into a new $350.0 million senior secured credit facility (the "New Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. In addition, the New Facility permits the Company to issue letters of credit up to an aggregate amount of $40.0 million. Any outstanding letters of credit reduce the amount available for borrowing under the revolving loan. As of December 31, 2005, the Company had aggregate borrowings of $190.0 million outstanding under the New Facility consisting of $185.0 million of term loans and $5.0 million of revolving loans, and had issued letters of credit under the New Facility totaling $3.8 million. Total undrawn availability under the New Facility as of December 31, 2005 was $116.2 million and cash and cash equivalents as of December 31, 2005 was $21.0 million. In addition, as of December 31, 2005, Hexcel had undrawn borrowing capacity available under an accounts receivable factoring facility at its French operating subsidiaries of 20.0 million Euros, as well as various European credit and overdraft facilities, which could be utilized to meet short-term working capital and operating cash requirements. The Company has given notice of its intention to terminate the French factoring facility effective as of March 31, 2006.

        As of December 31, 2005, the Company's total debt, net of cash, was $398.8 million, an increase of $24.6 million from $374.2 million as of December 31, 2004. While the Company provided positive cash flow from operations of $72.5 million and obtained $15.2 million from stock plan activities during 2005, the increase in net debt reflected the impact of cash costs of $66.9 million for capital expenditures and deposits for purchases, including expenditures related to the Company's carbon fiber expansion program, $42.1 million incurred by the Company during the year in implementing its debt refinancing, and with a cash equity investment of $7.5 million relating to the recapitalization of BHA Aero (the Company's Chinese joint venture).

        Credit Facilities:    On March 1, 2005, the Company entered into a new $350.0 million senior secured credit facility, consisting of a $225.0 million term loan and a $125.0 million revolving loan. The term loan under the New Facility is scheduled to mature on March 1, 2012 and the revolving loan under the New Facility is scheduled to expire on March 1, 2010. Term loan borrowings under the New Facility bear interest at a floating rate based on the agent's defined "prime rate" plus a margin that can vary from 0.50% to 0.75% or LIBOR plus a margin that can vary from 1.50% to 1.75%, while revolving loan borrowings under the New Facility bear interest at a floating rate based on either the agent's defined "prime rate" plus a margin that can vary from 0.25% to 1.00%, or LIBOR plus a margin that can vary from 1.25% to 2.00%. The margin in effect for a borrowing at any given point depends on the Company's leverage. Initially the interest rate on the term loan was LIBOR + 175bps and on the revolving loan the interest rate was initially LIBOR +200bps. Effective as of September 1, 2005, the interest rate on the revolving loan stepped down to LIBOR + 175bps. The New Facility is secured by a pledge of assets that includes, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and its material U.S. subsidiaries, and 65% of the share capital of Hexcel's Danish subsidiary and first-tier U.K. subsidiary. In addition, the New Facility permits the Company to issue letters of credit up to an aggregate amount of $40.0 million of which $3.8 million were outstanding as of December 31, 2005. Any outstanding letters of credit reduce the amount available for borrowing under the revolving loan.

        Hexcel is required to maintain various financial ratios throughout the term of the New Facility. These financial covenants set maximum values for the Company's leverage (the ratios of total debt to EBITDA), interest coverage (the ratio of EBITDA to book interest), and capital expenditures (not to exceed specified annual expenditures). The New Facility also contains limitations on, among other things, incurring debt, granting liens, making investments, making restricted payments, including dividends, entering into transactions with affiliates and prepaying subordinated debt. In addition, the New Facility contains other customary terms relating to, among other things, representations and warranties, additional covenants and events of default. At December 31, 2005, the Company was in compliance with the financial covenants under the New Facility.

        To provide additional liquidity for its French operations, if required, in 2003 Hexcel entered into an accounts receivable factoring facility with a third party to provide an additional 20.0 million Euros in borrowing capacity at its French operating subsidiaries through January 2007. As of December 31, 2005, the Company did not have any outstanding borrowings under this factoring facility. The Company has given notice of its intention to terminate the French factoring facility effective as of March 31, 2006. In addition, the Company has available European credit and overdraft facilities, which can be utilized to meet short-term working capital and operating cash requirements. These European credit and overdraft facilities are uncommitted lines and can be terminated at the option of the lender.

        Operating Activities:    In 2005, cash provided by operating activities was $72.5 million as compared to $85.9 million generated in 2004. The year-on-year decrease of $13.4 million was primarily attributable to litigation settlements of $23.3 million paid during 2005, $7.0 million of which had been accrued for at December 31, 2004. Business consolidation and restructuring payments of $2.7 million during 2005 were $2.0 million lower than in 2004. Net working capital increased in 2005 reflecting the impact of increased accounts receivable and inventories combined with a decrease in accounts payable and accrued liabilities.

        Net cash provided by operating activities was $85.9 million in 2004, or $39.0 million higher than net cash provided by operating activities in 2003. The year-on-year increase in net cash provided by operating activities was primarily due to an improvement in net income and lower business consolidation and restructuring payments. Net working capital decreased slightly in 2004 reflecting the impact of increases in accounts payable and accrued liabilities offset in part by increases in accounts receivable and inventories as a result of higher sales revenues.

        Net cash provided by operating activities was $46.9 million in 2003, reflecting fairly steady working capital requirements and a reduced net loss. Depreciation expense in 2003 was $52.2 million, business consolidation and restructuring expenses were $4.0 million and cash payments for business consolidation and restructuring costs were $9.1 million. Equity in losses in affiliated companies was $1.4 million.

        Investing Activities:    Net cash used in investing activities was $69.9 million in 2005, or $41.3 million greater than 2004. Cash expenditures and deposits for capital purchases increased $28.8 million over 2004, including activities related to the Company's carbon fiber expansion programs. In addition, the Company made a $7.5 million cash investment in BHA, an affiliated company. During 2005, the Company received $1.4 million in cash proceeds from the sale of surplus land, which was $5.1 million lower than amounts received during the prior year. Dividends of $3.1 million and $3.0 million were received from an affiliated company during 2005 and 2004, respectively.

        In 2005, Hexcel announced its plans to expand its PAN and carbon fiber capacity by about 50% to serve the growing needs of its customers and its own downstream products. The project involves the expansion of our existing plants at Decatur, Alabama and Salt Lake City, Utah as well as the construction of a new carbon fiber plant near Madrid, Spain. The Company anticipates that the Salt Lake City expansion will come into service early in 2007 and be certified to produce fibers for aerospace applications late in that year. The Spanish plant should be certified to produce fibers for aerospace applications during 2008. The project is expected to require a total investment of approximately $100 million. Due to this project as well as other capital investments, the Company's overall capital expenditures are expected to approximate $100 million in 2006.

        Net cash used for investing activities was $28.6 million in 2004. Cash used for capital expenditures of $38.1 million was offset in part by proceeds of $6.5 million from the sale of surplus land and dividends from an affiliated company of $3.0 million.

        Net cash provided by investing activities was $9.1 million in 2003. Cash used for capital expenditures of $21.6 million was more than offset by the Company's receipt of $23.0 million from the sale of its remaining ownership interest in an affiliated company, $5.7 million from the sale of other assets, and $2.0 million in dividends from affiliated companies.

        Financing Activities:    Net cash used for financing activities was $40.7 million for 2005 compared with $41.6 million in 2004. During 2005, the Company refinanced substantially all of its long-term debt. In connection with the refinancing, the Company entered into a new $350.0 million senior secured credit facility, consisting of a $225.0 million term loan and a $125.0 million revolving loan. Borrowings as of December 31, 2005 under the New Facility were $190.0 million, consisting of $185.0 million of term loans and $5.0 million of revolver loans. In addition, the Company issued $225.0 million principal amount of 6.75% senior subordinated notes, due 2015. The New Facility replaced the Company's existing $115.0 million five-year secured revolving credit facility. Proceeds from the New Facility and the new senior subordinated notes were used to redeem $285.3 million principal amount of the 9.75% senior subordinated notes due 2009, repurchase $125.0 million principal amount of the 9.875% senior secured notes due 2008, redeem $19.2 million principal amount of the 7.0% convertible subordinated debentures, due 2011, and pay $42.1 million of cash transaction costs related to the refinancing.

        Net cash used for financing activities was $41.6 million in 2004. During 2004, the Company utilized cash provided by operating activities, net of cash used for investing activities, together with $12.8 million of cash from activity under the Company's stock plans to pay down outstanding borrowings under the Senior Secured Credit Facility, repay other long-term debt and capital lease obligations, and to repurchase, at a premium, $44.8 million principal amount of its 9.75% senior subordinated notes, due 2009.

        Net cash used for financing activities was $26.9 million in 2003. On March 19, 2003, the Company completed the refinancing of its capital structure through the simultaneous closings of three financing transactions: the sale of mandatorily redeemable convertible preferred stock for $125.0 million in cash; the issuance of $125.0 million aggregate principal amount of 9.875% senior secured notes, due 2008, in which the Company received $123.7 million in cash after discount; and the establishment of a $115.0 million senior secured credit facility. The proceeds from the sale of mandatorily redeemable convertible preferred stock were used to provide for the redemption of $46.9 million of the Company's 7% convertible subordinated notes, due 2003, and to reduce senior debt outstanding under the Company's then existing senior credit facility. The remaining advances under the then existing senior credit facility were repaid with proceeds from the issuance of the Company's 9.875% senior secured notes, due 2008, and modest drawings under the new senior secured credit facility. In total, $179.7 million in borrowings under the existing senior credit facility were repaid in the refinancing. In addition, the Company paid $14.1 million of issuance costs related to the refinancing in the first quarter of 2003.

        During 2003, the Company utilized excess cash to repurchase long-term debt and retire capital lease obligations of $37.3 million. The Company repurchased $10.0 million principal amount of its 9.75% senior subordinated notes, due 2009, through open market purchases and $1.7 million principal amount of its 7% convertible subordinated notes, due 2011, meeting an annual sinking fund requirement. The Company also retired a $25.6 million long-term capital lease obligation. In addition, the Company repaid $1.9 million of other debt, and received $0.3 million under stock incentive plans during 2003. Net borrowings under the senior secured credit facility were $4.0 million at December 31, 2003.

        Financial Obligations and Commitments:    As of December 31, 2005, current maturities of notes payable and capital lease obligations were $3.0 million. Debt obligations maturing in 2006 include $1.4 million due under the term loan portion of the New Facility, $1.3 million of drawings under certain European credit and overdraft facilities and $0.3 million due under certain capital lease obligations. The European credit and overdraft facilities available to certain of the Company's European subsidiaries by lenders outside of the Senior Secured Credit Facility are primarily uncommitted facilities that are terminable at the discretion of the lenders. The Company has entered into several capital leases for buildings and warehouses with expirations through 2012. In addition, certain sales and administrative offices, data processing equipment and manufacturing facilities are leased under operating leases.

        Total letters of credit issued and outstanding were $4.0 million as of December 31, 2005. Approximately $3.8 million of these letters of credit were issued under the New Facility, with the remaining $0.2 million issued separately from this credit facility. While the letters of credit issued on behalf of the Company will expire under their terms in 2006, most, if not all, will be re-issued.

        The following table summarizes the scheduled maturities as of December 31, 2005 of financial obligations and expiration dates of commitments for the years ended 2006 through 2010 and thereafter:

(In millions)	2006	2007	2008	2009	2010	Thereafter	Total
Senior secured credit facility—revolver due 2010	$—	$—	$—	$—	$5.0	$—	$5.0
Senior secured credit facility—term B loan due 2012	1.4	1.9	1.9	1.9	1.9	176.0	185.0
European credit and overdraft facilities	1.3	—	—	—	—	—	1.3
6.75% senior subordinated notes due 2015	—	—	—	—	—	225.0	225.0
Capital leases	0.3	0.3	0.3	0.4	0.1	2.1	3.5

Subtotal	3.0	2.2	2.2	2.3	7.0	403.1	419.8
Operating leases	5.3	3.7	2.7	1.9	1.5	5.9	21.0

Total financial obligations	$8.3	$5.9	$4.9	$4.2	$8.5	$409.0	$440.8

Letters of credit	$4.0	$—	$—	$—	$—	$—	$4.0
Interest payments	29.1	29.0	28.8	28.7	27.1	82.6	225.3
Benefit plan contributions	5.9	—	—	—	—	—	5.9
Other commitments	7.4	—	—	—	—	—	7.4

Total commitments	$46.4	$29.0	$28.8	$28.7	$27.1	$82.6	$242.6

        The Company's ability to make scheduled payments of principal, or to pay interest on, or to refinance its indebtedness, including its public notes, or to fund planned capital expenditures, will depend on its future performance and conditions in the financial markets. The Company's future performance is subject to economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. The Company has significant leverage and there can be no assurance that the Company will generate sufficient cash flow from its operations, or that sufficient future borrowings will be available under the New Facility, to enable the Company to service its indebtedness, including its public notes, or to fund its other liquidity needs.

        For further information regarding the Company's financial obligations and commitments, see Notes 2, 8, 9, and 17 to the consolidated financial statements incorporated by reference from the 2005 Annual Report on Form 10-K.

Critical Accounting Policies

        For information regarding the Company's critical accounting policies, refer to the Company's 2005 Annual Report on Form 10-K.

Recently Issued Accounting Standards

        In April 2005, the SEC approved a new rule that delays the effective date of FASB Statement No. 123(R), "Share Based Payment" ("FAS 123(R)"). The delay in the effective date gave companies more time to develop their valuation and record keeping methodology and prepare for implementation. For most public companies, it will also eliminate the comparability issues that would have arisen from adopting FAS 123(R) in the middle of their fiscal years as originally required. Under the SEC's rule, FAS 123(R) is now effective for public companies for annual periods, rather than interim periods, which begin after June 15, 2005. The effect for calendar year companies was a six-month deferral of the new standard. In accordance with the new ruling, the standard is now effective for Hexcel beginning January 1, 2006. Hexcel estimates that pre-tax expense for stock-based compensation in 2006 will increase by approximately $5.0 million to $6.0 million resulting from the adoption of FAS 123(R).

        In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("FAS 154"), which changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to the prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, FAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, FAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. FAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.

        FAS 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. In addition, FAS 154 requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

        FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" ("FAS 155"), which resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". The following is a list resolutions provided by FAS 155:

  a.
  Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

  b.
  Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

  c.
  Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

  d.
  Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

  e.
  Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

        FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently reviewing the impact of FAS 155 on its business.

        In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143," ("FIN 47"). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. FIN 47 is effective no later than December 31, 2005. The cumulative effect of initially applying the interpretation will be recognized as a change in accounting principle. FIN 47 did not have a material effect on the Company's consolidated financial statements.

        In October 2005, the FASB issued Staff Position No. 123R-2, "Practical Exception to the Application of Grant Date as Defined in Statement 123(R)" ("FSP 123R-2"), which provides for an exception to determining the grant date of a share-based payment award. FSP 123R-2 states that a mutual understanding, and hence the grant date, may be presumed to exist at the date the award is approved if the terms of the award are communicated within a relatively short time period and the terms of the award are not subject to change. Any changes to the terms subsequent to approval would be accounted for as a modification, even if communication to individual employees had not yet occurred. FSP 123R-2 is effective upon the initial adoption of FAS 123(R).

        In November 2005, the FASB issued FASB Staff Position No. 123R-3, "Transition Election to Accounting for the Tax Effects of Share-Based Payment Award"s ("FSP 123R-3"), which provides for a practical transition election related to accounting for the tax effects of share-based payment awards to employees. FAS 123(R) indicates that for purposes of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123(R), an entity shall include the net excess tax benefits that would have qualified had the entity adopted FASB Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"). Because some entities do not have, and may not be able to re-create, information about the net excess tax benefits that would have qualified had those entities adopted FAS 123 for recognition purposes, FSP 123R-3 provides an elective alternative transition method. FSP 123R-3 allows for a computational component that establishes a beginning balance for the APIC pool related to employee compensation, and a simplified method to determine the subsequent impact on the APIC pool of employee awards that are fully vested and outstanding upon the adoption of FAS 123(R). FSP 123R-3 is effective upon initial adoption of FAS 123(R).

        In February 2006, the FASB issued FASB Staff Position No. 123R-4, "Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurance of a Contingent Event" ("FSP 123R-4"), which states that options or similar instruments containing a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control do not meet the condition in paragraphs 32 and A229 of FAS 123R until it becomes probable that the event will occur. An option or similar instrument that is classified as equity, but subsequently becomes a liability because a contingent cash settlement event is probable of occurring, shall then be treated as a liability award and should be accounted as a modification from an equity to liability award. FSP 123R-4 is effective upon initial adoption of FAS 123(R).

BUSINESS

General

        Hexcel is a leading producer of advanced structural materials. We develop, manufacture and market lightweight, high-performance reinforcement products, composite materials and composite structures for use in the commercial aerospace, industrial, space and defense, and electronics markets. Our products are used in a wide variety of end products, such as commercial and military aircraft, space launch vehicles and satellites, printed wiring boards, soft body armor, high-speed trains and ferries, cars and trucks, wind turbine blades, window blinds, bikes, skis and a wide variety of recreational equipment.

        We serve international markets through manufacturing facilities and sales offices located in the United States and Europe, and through sales offices located in the Pacific Rim and Australia. We are also an investor in four joint ventures, one of which manufactures and markets reinforcement products in the United States, one of which manufactures and markets composite materials in Japan and two of which manufacture composite structures and interiors in Asia.

        We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at Two Stamford Plaza, 281 Tresser Boulevard, Stamford, Connecticut 06901. Our general telephone number is 203-969-0666. The address of our website is www.hexcel.com. The information on our website is not part of this prospectus.

Narrative Description of Business and Business Segments

        Hexcel is a vertically integrated manufacturer of products within a single industry: Advanced Structural Materials. Hexcel's advanced structural materials business is organized around three strategic business segments: Reinforcements, Composites and Structures.

Reinforcements

        The Reinforcements business segment manufactures and markets industrial fabrics and other specialty reinforcement products. The following table identifies the Reinforcements business segment's principal products and examples of the primary end-uses:

BUSINESS SEGMENT	PRODUCTS	PRIMARY END USE

REINFORCEMENTS	Industrial Fabrics and Specialty Reinforcements	•	Structural materials and components used in aerospace, defense, wind energy, automotive, marine, recreation and other industrial applications
		•	Raw materials for prepregs and honeycomb
		•	Soft body armor and other security applications
		•	Electronic applications, primarily high-technology printed wiring board substrates
		•	Solar protection and other architectural applications
		•	Civil engineering and construction applications

        Industrial Fabrics and Specialty Reinforcements:    Industrial fabrics and specialty reinforcements are made from a variety of fibers, including carbon, aramid and other high strength polymers, several types of fiberglass, quartz, ceramic and other specialty fibers. These reinforcement products are used internally by Hexcel's Composites business segment in the manufacture of prepregs and other composite materials and sold to third-party customers for use in a wide range of applications, including a variety of structural materials and components used in aerospace, defense, wind energy, automotive, marine, recreation and other industrial applications, soft body armor and other security products, high-technology printed wiring boards, solar protection and other architectural products.

Composites

        The Composites business segment manufactures and markets carbon fibers, prepregs, structural adhesives, honeycomb, specially machined honeycomb parts and composite panels, fiber reinforced thermoplastics, moulding compounds, polyurethane systems, gel coats and laminates.

        The following table identifies the Composites business segment's principal products and examples of the primary end-uses:

BUSINESS SEGMENT	PRODUCTS	PRIMARY END USE

COMPOSITES	Carbon Fibers	•	Raw materials for fabrics and prepregs
		•	Filament winding for various space, defense and industrial applications

Prepregs and Other Fiber Reinforced Matrix Materials	• • • • • •	Composite structures
Commercial and military aircraft components
Satellites and launchers
Aeroengines
Wind turbine rotor blades
Yachts, trains and performance cars
Skis, snowboards, hockey sticks, tennis rackets
and bicycles

	Structural Adhesives	•	Bonding of metals, honeycomb and composite materials
		•	Aerospace, ground transportation and industrial applications

	Honeycomb, Honeycomb Parts &	• •	Composite structures and interiors Semi finished components used in:
	Composite Panels		• Helicopter blades
• Aircraft surfaces (flaps, wing tips, elevators and fairings)
• High speed ferries, truck and train components
• Automotive components and impact protection

        Carbon Fibers:    Magnamite® carbon fibers are manufactured for sale to third party customers and for use by Hexcel in manufacturing certain reinforcements and composite materials. Carbon fibers are woven into carbon fabrics, used as reinforcement in conjunction with a resin matrix to produce prepregs and used in filament winding and advanced fiber placement to produce finished composite components. Key product applications include structural components for commercial and military aircraft, space launch vehicles, wind blade components and certain other applications such as recreational equipment.

        Prepregs:    HexPly® prepregs are manufactured for sale to third party customers and for use in manufacturing composite laminates and monolithic structures, including finished components for aircraft structures and interiors. Prepregs are manufactured by combining high performance reinforcement fabrics or unidirectional fibers with a resin matrix to form a composite material with exceptional structural properties not present in either of the constituent materials. Reinforcement fabrics used in the manufacture of prepregs include glass, carbon, aramid, quartz, ceramic and other specialty reinforcements. Resin matrices include bismaleimide, cyanate ester, epoxy, phenolic, polyester, polyimide and other specialty resins.

        Other Fiber Reinforced Matrix Materials:    New fiber reinforced matrix developments include HexMC®, a carbon fiber/epoxy sheet moulding compound that enables small to medium sized composite components to be mass produced. Hexcel's HexFIT® film infusion material is a product that combines resin films and dry fiber reinforcements to save lay-up time in production and enables the manufacture of large contoured composite structures, such as wind turbine blades.

Resin Film Infusion and Resin Transfer Moulding products are enabling quality aerospace components to be manufactured using highly cost-effective processes.

        Structural Adhesives:    Hexcel manufactures and markets a comprehensive range of Redux® film and paste adhesives. These structural adhesives, which bond metal to metal and composites and honeycomb structures, are used in the aerospace industry and for many industrial applications.

        Honeycomb, Honeycomb Parts and Composite Panels:    HexWeb® honeycomb is a lightweight, cellular structure generally composed of nested hexagonal cells. The product is similar in appearance to a cross sectional slice of a beehive. It can also be manufactured in asymmetric cell configurations for more specialized applications. Honeycomb is primarily used as a lightweight core material and acts as a highly efficient energy absorber. When sandwiched between composite or metallic facing skins, honeycomb significantly increases the stiffness of the structure, while adding very little weight.

        Hexcel produces honeycomb from a number of metallic and non-metallic materials. Most metallic honeycomb is made from aluminum and is available in a selection of alloys, cell sizes and dimensions. Non-metallic materials used in the manufacture of honeycomb include fiberglass, carbon fiber, thermoplastics, non-flammable aramid papers, aramid fiber and other specialty materials.

        Hexcel sells honeycomb as standard blocks and in slices cut from a block. Honeycomb is also supplied as sandwich panels, with facing skins bonded to either side of the core material. Hexcel also possesses advanced processing capabilities that enable the Company to design and manufacture complex fabricated honeycomb parts and bonded assemblies to meet customer specifications.

        Aerospace is the largest market for honeycomb products. Hexcel also sells honeycomb for non-aerospace applications, including automotive parts, high-speed trains and mass transit vehicles, energy absorption products, marine vessel compartments, portable shelters and other industrial uses. In addition, the Company produces honeycomb for its Structures business segment for use in manufacturing finished parts for airframe OEMs.

Structures

        The Structures business segment manufactures and markets composite structures primarily for use in the aerospace industry. Composite structures are manufactured from a variety of composite and other materials, including prepregs, honeycomb and structural adhesives, using such manufacturing processes as autoclave processing, multi-axis numerically controlled machining, heat forming and other composite manufacturing techniques. Composite structures include such items as aerodynamic fairings, wing panels and other aircraft components.

        The following table identifies the Structures business segment's principal products and examples of the primary end-uses:

BUSINESS SEGMENT	PRODUCTS	PRIMARY END USE

STRUCTURES	Composite Structures	•	Aircraft structures and finished aircraft components, including:
			•	Wing to body fairings
			•	Wing panels
			•	Flight deck panels
			•	Door liners
			•	Helicopter blade tip caps

Significant Customers

        Approximately 18.8%, 19.3% and 22.7% of our 2005, 2004, and 2003 net sales, respectively, were to Boeing and related subcontractors. Of the 18.8% of sales to Boeing and its subcontractors in 2005, 13.3% related to commercial aerospace market applications and 5.5% related to space and defense market applications. Approximately 22.1%, 20.7%, and 19.6% of our 2005, 2004 and 2003 net sales, respectively, were to EADS, including its business division Airbus, and its subcontractors. Of the 22.1% of sales to EADS and its subcontractors in 2005, 18.6% related to commercial aerospace market applications and 3.5% related to space and defense market applications.

Capital Expenditures

        With growing demand, particularly from our commercial aerospace customers, we are expanding manufacturing capacity for certain of our product lines including carbon fiber and prepreg. In 2005, we announced a project to increase our carbon fiber manufacturing capacity by approximately 50% to meet our customers' requirements. The project involves the expansion of our existing plants at Decatur, Alabama and Salt Lake City, Utah as well as the construction of a new carbon fiber plant near Madrid, Spain. We anticipate that the Salt Lake City expansion will come into service early in 2007 and be certified to produce fibers for aerospace applications late in that year. The Spanish plant should be certified to produce fibers for aerospace applications during 2008. It is anticipated that the project will require an investment of approximately $100 million and that as a result our overall capital expenditures will be approximately $100 million in 2006.

Legal Proceedings

        Hexcel is involved in litigation, investigations and claims arising out of the normal conduct of its business, including those relating to commercial transactions, environmental, employment, health and safety matters. The Company estimates and accrues its liabilities resulting from such matters based on a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. Such estimates may or may not include potential recoveries from insurers or other third parties and are not discounted to reflect the time value of money due to the uncertainty in estimating the timing of the expenditures, which may extend over several years.

        While it is impossible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities and claims, the Company believes, based upon its examination of currently available information, its experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters, after taking into consideration its existing insurance coverage and amounts already provided for, will not have a material adverse impact on the Company's consolidated results of operations, financial position or cash flows.

  Environmental Claims and Proceedings

        The Company is subject to numerous federal, state, local and foreign laws and regulations that impose strict requirements for the control and abatement of air, water and soil pollutants and the manufacturing, storage, handling and disposal of hazardous substances and waste. These laws and regulations include the Federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA" or "Superfund"), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and analogous state and foreign laws and regulations, as well as the Toxic Substance Control Act and similar foreign laws and regulations. Regulatory standards under these environmental laws and regulations have tended to become increasingly stringent over time.

        Hexcel has been named as a potentially responsible party ("PRP") with respect to several hazardous waste disposal sites that it does not own or possess, which are included on, or proposed to be included on, the Superfund National Priority List of the U.S. Environmental Protection Agency ("EPA") or on equivalent lists of various state governments. Because CERCLA allows for joint and several liability in certain circumstances, the Company could be responsible for all remediation costs at such sites, even if it is one of many PRPs. The Company believes, based on the amount and the nature of its waste, and the number of other financially viable PRPs, that its liability in connection with such matters will not be material.

        Pursuant to the New Jersey Industrial Site Recovery Act, Hexcel entered into a Remediation Agreement to pay for the environmental remediation of a manufacturing site it owns and formerly operated in Lodi, New Jersey. Hexcel has commenced remediation of this site in accordance with an approved plan; however, the ultimate cost of remediating the Lodi site will depend on developing circumstances.

        In October 2003, Hexcel, along with 66 other entities, received a directive from the New Jersey Department of Environmental Protection ("NJDEP") that requires the entities to assess whether operations at various New Jersey sites, including Hexcel's Lodi facility, caused damage to natural resources in the Lower Passaic River watershed. In May, 2005, the NJDEP dismissed Hexcel from the directive. In February 2004, Hexcel received a general notice letter from the EPA which requested Hexcel, along with 42 other entities, to consider helping to finance an estimated $10 million towards an EPA study of environmental conditions in the Lower Passaic River watershed and, in May 2005, Hexcel agreed to participate with 39 other entities in financing such study up to $10 million, in the aggregate. In October 2005, Hexcel and the other EPA notice recipients were advised by the EPA that the notice recipients' share of the cost of the EPA study was expected to significantly exceed the earlier EPA estimate by as much as $40 million; Hexcel and the other recipients are not obligated by their agreement to share in such excess. Hexcel believes it has viable defenses to the EPA claims and Hexcel expects that other as yet unnamed parties also will receive notices from the EPA, respectively. Hexcel's ultimate liability, if any, under these claims cannot be determined at this time.

        Hexcel was party to a cost-sharing agreement regarding the operation of certain environmental remediation systems necessary to satisfy a post-closure care permit issued to a previous owner of the Company's Kent, Washington, site by the EPA. Under the terms of the cost-sharing agreement, the Company was obligated to reimburse the previous owner for a portion of the cost of the required remediation activities. Management has determined that the cost-sharing agreement terminated in December 1998; however, the other party disputes this determination.

        The Company's estimate of its liability as a PRP and its remaining costs associated with its responsibility to remediate the Lodi, New Jersey and Kent, Washington sites is accrued in the consolidated balance sheets. As of December 31, 2005 and 2004, the aggregate environmental related accruals were $4.2 million and $4.7 million, respectively. As of December 31, 2005 and 2004, $1.4 million and $1.6 million, respectively, was included in current other accrued liabilities, with the remainder included in other non-current liabilities. As related to certain of its environmental matters, the Company's accruals were estimated at the low end of a range of possible outcomes since there was no better point within the range. If the Company had accrued for these matters at the high end of the range of possible outcomes, the Company's accruals would have been $1.9 million and $1.6 million higher at December 31, 2005 and 2004, respectively. These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of the Company being named in a new matter.

        Environmental remediation spending charged directly to the Company's reserve balance for the years ended December 31, 2005, 2004, and 2003 was $1.4 million, $1.0 million and $2.4 million, respectively. In addition, the Company's operating costs relating to environmental compliance were $6.5 million, $6.0 million and $4.9 million, for the years ended December 31, 2005, 2004, and 2003, respectively, and were charged directly to expense. Capital expenditures for environmental matters approximated $1.1 million for both the years ended December 31, 2005 and 2004, and $0.7 million for the year ended December 31, 2003. The Company expects the level of spending on remediation, environmental compliance and capital spending in 2006 to approximate spending levels in prior years. A discussion of environmental matters is contained in Item 3, "Legal Proceedings," and in Note 17 to the consolidated financial statements incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 2005.

  Other Proceedings

        Hexcel has previously disclosed that it has settled several lawsuits alleging antitrust violations in the sale of carbon fiber, carbon fiber industrial fabrics and carbon fiber prepreg. The lawsuits were Thomas & Thomas Rodmakers, Inc. et. al. v. Newport Adhesives and Composites, Inc., et. al., Amended and Consolidated Class Action Complaint filed October 4, 1999, United States District Court, Central District of California, Western Division, CV-99-07796-GHK (CTx); numerous class action lawsuits in California and in Massachusetts spawned by the Thomas & Thomas Rodmakers, Inc. class action; Horizon Sports Technologies, Inc., v. Newport Adhesives and Composites, Inc., et al., No. CV-99-7796 (C.D. Cal.); and United States ex rel. Beck, et al., v. Hexcel Corp., et al., Civil Action No. 99-CV- 1557 (S.D. Cal.). With respect to all of such lawsuits, Hexcel denied and continues to deny the allegations, but believed that the costs of continuing defense outweighed the costs of settlement.

        Eleven companies opted out of the class in the Thomas & Thomas Rodmakers, Inc. case. The Company has statute of limitation tolling agreements with two of the opt out companies and with one co-defendant that also purchased product of the alleged conspiracy. To date, none of the opt-out companies nor the co-defendant has asserted any claim against the Company.

        Hercules Incorporated ("Hercules") was one of a number of co-defendants in the above antitrust lawsuits. In 2004, Hercules filed an action against the Company seeking a declaratory judgment that, pursuant to a 1996 Sale and Purchase Agreement between Hercules and the Company (whereby the Company acquired the carbon fiber and prepreg assets of Hercules) the Company is required to defend and indemnify Hercules against any liabilities of Hercules alleged in these cases (Hercules Incorporated v. Hexcel Corporation, Supreme Court of the State of New York, County of New York, No. 604098/04). Hercules settled the above antitrust lawsuits for an aggregate of $24.4 million. The Company is not in a position to predict the outcome of the lawsuit with Hercules, but intends to defend it vigorously.

        On February 9, 2006, the US Department of Justice ("DOJ") informed us that it wished to enter into a statute of limitations tolling agreement covering possible civil claims the United States could assert against Hexcel with respect to Zylon® fiber fabric that we made and was incorporated into allegedly defective body armor manufactured by some of our customers. The Zylon fiber was produced by Toyobo Co., Ltd. ("Toyobo"), woven into fabric by us and supplied to customers who required Zylon fabric for their body armor systems. Some of this body armor was sold by such customers to U.S. Government agencies or to state or local agencies under a DOJ program that provides U.S. Government funding for the purchase of body armor by law enforcement personnel.

In 2003, there were two incidents involving the alleged in-service failure of Zylon body armor manufactured by Second Chance Body Armor ("Second Chance"). We understand that the root cause of these failures is still under investigation. For some time prior to these incidents, Toyobo had been providing data to the industry showing that certain physical properties of Zylon fiber were susceptible to degradation over time and under certain environmental conditions. Following these incidents, the National Institute of Justice ("NIJ"), a division of the DOJ, and a number of body armor manufacturers conducted extensive investigations of Zylon fiber and body armor containing Zylon fiber. These investigations ultimately resulted in a number of voluntary recalls of Zylon body armor by certain manufacturers and a finding by the NIJ that Zylon fiber is not suitable for use in body armor. Prior to these findings, the DOJ had filed civil actions against Toyobo and Second Chance alleging that they had conspired to withhold information on the degradation of Zylon, caused defective body armor to be purchased under the U.S. Government funding program, and therefore were liable to the U.S. Government under the False Claims Act and various common law claims. In addition, a number of private civil actions were commenced against Toyobo and Second Chance, certain of which we understand have been settled by Toyobo. Although Second Chance's assets were purchased by another body armor manufacturer (Armor Holdings Inc.), we understand its Zylon-related liabilities were retained and that Second Chance is currently in a liquidation proceeding under Chapter 7 of the U.S. Bankruptcy Code. The DOJ actions are still pending against Toyobo and Second Chance. The DOJ's tolling request indicates that it is evaluating whether to assert claims against Hexcel. On March 8, 2006, we entered into a tolling agreement with the DOJ which excludes the period between February 14, 2006 and September 1, 2006 when determining whether civil claims asserted by the United States in respect of the above matters are time-barred.

SELLING STOCKHOLDERS

        The following table sets forth the name of each selling stockholder, the number of shares and percentage of our common stock beneficially owned by each selling stockholder as of February 23, 2006, the number of shares of common stock being sold in this offering and the number of shares to be beneficially owned by each selling stockholder after the completion of this offering, in each case assuming the underwriters do not exercise their option to purchase additional shares. The table also includes this information for each of the Goldman Sachs investors in the aggregate and the Berkshire/Greenbriar investors in the aggregate. The shares available to the underwriters in connection with their option to purchase additional shares will be sold by the selling stockholders on a pro rata basis, calculated with reference to each selling stockholder's holdings as a percentage of the selling stockholders' holdings as a whole. For information on how the selling stockholders received the shares to be offered and information on material relationships between us and the selling stockholders, see "Certain Relationships and Related Transactions."

	Shares Beneficially Owned Prior to Offering(1)			Shares Beneficially Owned After This Offering(1)
Name	Number(2)	Percent of Class(2)	Number of Shares Offered(3)	Number(2)	Percent of Class(2)
The Goldman Sachs investors(4)(5)	14,152,015	15.2%	12,825,521	1,326,494	1.4%
GS Capital Partners 2000, L.P.	8,034,955	8.6%	7,304,466	730,451	*
GS Capital Partners 2000 Offshore, L.P	2,919,407	3.1%	2,653,993	265,401	*
GS Capital Partners 2000 GmbH & Co Beteiligungs KG	335,935	*	305,394	30,539	*
GS Capital Partners 2000 Employee Fund, L.P.	2,552,830	2.7%	2,320,742	232,075	*
Stone Street Fund 2000, L.P.	264,946	*	240,859	24,086	*
LXH, L.L.C.	42	*	38	4	*
LXH II, L.L.C.	32	*	29	3	*
The Berkshire/Greenbriar investors(6)	9,495,156	10.2%	8,607,785	887,371	1.0%
Berkshire selling stockholders:(7)
Berkshire Fund V, Limited Partnership	2,151,669	2.3%	1,956,063	195,606	*
Berkshire Fund VI, Limited Partnership	2,337,191	2.5%	2,124,719	212,472	*
Berkshire Investors LLC	245,422	*	223,111	22,311	*
Greenbriar selling stockholders:(8)
Greenbriar Equity Fund, L.P.	4,641,700	5.0%	4,219,727	421,973	*
Greenbriar Co-Investment Partners, L.P.	92,582	*	84,165	8,417	*

(1)
"Beneficial ownership" is a term broadly defined by the Securities and Exchange Commission in Rule 13d-3 under the Securities Exchange Act of 1934, and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership," meaning ownership of shares as to which a person has or shares investment power. As of any particular date, a person or group of persons is deemed to have "beneficial ownership" of any shares underlying convertible securities beneficially held by such person or group if the holder of such convertible securities has the right to convert such convertible securities into common stock as of such date or within 60 days after such date. An asterisk indicates ownership of less than 1%.

(2)
As required by SEC rules, for each person listed in the chart the percentages are calculated assuming that all convertible securities beneficially held by such person are converted into common stock to the extent possible and that no other convertible securities are converted into common stock; provided that Berkshire Partners LLC, the Berkshire selling stockholders, Greenbriar Equity Group LLC and the Greenbriar selling stockholders are considered a single person for purposes of the percentages presented for entities affiliated with Berkshire Partners LLC and Greenbriar Equity Group LLC. Securities convertible into common stock include stock based awards granted under Hexcel stock incentive plans (such as options and restricted stock units).

For each of the GS Limited Partnerships (as defined in footnote 5 below), the number of shares of common stock beneficially owned both prior to the offering and after the offering includes certain shares held of record by LXH or LXH II. In particular, for GS 2000, the number of shares of common stock beneficially held prior to and after giving effect to the offering includes 42 and 4 shares of common stock, respectively, held of record by LXH. For the other GS Limited Partnerships, the number of shares beneficially held prior to and after giving effect to the offering includes shares held of record by LXH II, as follows: for GS Offshore, 15 and 2; for GS Employee, 14 and 1; for GS Germany, 2 and 0; and for Stone Street Fund 2000, L.P., 1 and 0.

(3)
These figures represent record ownership and not beneficial ownership. These figures assume that underwriters do not exercise their option to purchase additional shares, which, if exercised, would use shares provided by each of the selling stockholders on a pro rata basis. If the underwriters exercise their option in full, each selling stockholder will sell all remaining shares held of record by it.

(4)
Shares beneficially owned include (i) 25,561 shares underlying stock incentive awards awarded to Mr. Sanjeev K. Mehra, a Managing Director of Goldman, Sachs & Co. who currently serves on our Board of Directors, (ii) 17,561 shares underlying stock incentive awards awarded to Mr. Peter M. Sacerdote, an Advisory Director of Goldman, Sachs & Co. who currently serves on our Board of Directors, and (iii) 820 shares of common stock acquired by Goldman, Sachs & Co. in ordinary course trading activities.

(5)
The business address for each of the Goldman Sachs investors is c/o GS Capital Partners 2000, L.P., 85 Broad Street, New York, New York 10004. GS Capital Partners 2000, L.P. ("GS 2000") wholly owns, and is the managing member of, LXH, L.L.C. LXH II, L.L.C. is wholly owned by GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), its managing member, GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany") and Stone Street Fund 2000, L.P. (together with GS 2000, GS Offshore, GS Employee and GS Germany, the "GS Limited Partnerships"). Affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing partner or managing general partner of each of the GS Limited Partnerships. The other Goldman Sachs investors beneficially own an aggregate of 14,152,015 shares of common stock of Hexcel, or 15.2% of the total voting power of Hexcel as of February 23, 2006, consisting of 14,108,893 shares of common stock of Hexcel (of which 820 shares were acquired by Goldman, Sachs & Co. in ordinary course trading activities) and 43,122 shares of common stock underlying stock incentive awards beneficially owned by The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the shares beneficially owned by the GS Limited Partnerships except to the extent of their pecuniary interests therein. Pursuant to the Amended and Restated Governance Agreement, dated March 19, 2003 (the "governance agreement"), among LXH, L.L.C., LXH II, L.L.C., the GS Limited Partnerships and the Company, we have agreed with the Goldman Sachs investors that any slate of nominees for the Company's Board of Directors will consist of up to three nominees designated by the Goldman Sachs investors. Based on the current share ownership of the Goldman Sachs investors, the Goldman Sachs investors have the right to designate two such nominees. Messrs. Sanjeev K. Mehra and Peter M. Sacerdote are the designees of the Goldman Sachs investors which currently serve on our Board of Directors. Within 10 days of the consummation of this offering, as required by the governance agreement, the Goldman Sachs investors will cause each director nominated by the Goldman Sachs investors to resign. See "Certain Relationships and Related Transactions" for a more detailed description of the governance agreement.

Goldman, Sachs & Co. serves as the investment manager of each of the GS Limited Partnerships. The Principal Investment Area Investment Committee of Goldman, Sachs & Co. is responsible for making all investment and management decisions regarding Hexcel stock ownership for each of the GS Limited Partnerships. As of January 27, 2006, the members of this committee consist of the persons listed on Schedule II-A-ii to Amendment No. 8 to the Schedule 13D filed on January 4, 2006 by The Goldman Sachs Group, Inc., Goldman, Sachs & Co., the Goldman Sachs investors and certain other Goldman Sachs affiliates.

(6)
"Berkshire/Greenbriar investors" as used here includes Berkshire Partners LLC and Greenbriar Equity Group LLC. Based on the relationships among the Berkshire and Greenbriar entities described in "Certain Relationships and Related Transactions" and certain coinvestment arrangements among them, the Berkshire/Greenbriar investors (including Berkshire Partners LLC and Greenbriar Equity Group LLC for this purpose) may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. This statement shall not be construed as an admission that these entities are a group, or have agreed to act as a group, and each entity disclaims beneficial ownership of the shares listed in the table except to the extent of its respective pecuniary interest therein, if any.

Shares beneficially owned include (i) 13,561 shares underlying stock incentive awards awarded to Mr. Joel S. Beckman, a Managing Partner of Greenbriar Equity Group LLC who currently serves on our Board of Directors, (ii) 12,000 shares underlying stock options awarded to Mr. Robert J. Small, a Managing Director of Berkshire Partners LLC who served on our Board of Directors from March 2003 through August 2005, and (iii) 1,031 shares of common stock held by Berkshire Partners LLC that were issued upon the conversion of restricted stock units awarded to Mr. Small in connection with his service on our Board.

(7)
The business address for these selling stockholders is c/o Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, Massachusetts 02108. Fifth Berkshire Associates LLC ("Fifth Berkshire") is the General Partner of Berkshire Fund V, Limited Partnership ("Berkshire Fund V") and has voting and investment power for Berkshire Fund V. Sixth Berkshire Associates LLC ("Sixth Berkshire") is the General Partner of Berkshire Fund VI, Limited Partnership ("Berkshire Fund VI") and has voting and investment power for Berkshire Fund VI. The managing members of each of Sixth Berkshire, Berkshire Investors LLC and Berkshire Partners LLC are Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, J. Christopher Clifford, Carl Ferenbach, Ross M. Jones, Richard K. Lubin, David R. Peeler, Robert J. Small, Christopher J. Hadley and Lawrence S. Hamelsky. The managing members of Fifth Berkshire are Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, J. Christopher Clifford, Carl Ferenbach, Ross M. Jones, Richard K. Lubin, David R. Peeler and Robert J. Small.

(8)
The business address for these selling stockholders is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, New York 10580. Greenbriar Holdings LLC ("Greenbriar Holdings") is the general partner of Greenbriar Equity Capital, L.P., which is the general partner of Greenbriar Equity Fund, L.P. and has voting and investment power for Greenbriar Equity Fund, L.P. Greenbriar Holdings is also the general partner of Greenbriar Co-Investment Partners, L.P. and has voting and investment power for Greenbriar Co-Investment Partners, L.P. The managing members of each of Greenbriar Holdings LLC and Greenbriar Equity Group LLC are Gerald Greenwald, Reginald L. Jones, III and one of our directors, Joel S. Beckman.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        For additional information regarding certain relationships and related transactions, including our material relationships with the Goldman Sachs investors and the Berkshire/Greenbriar investors, see our Proxy Statement for the 2005 Annual Meeting of Stockholders of Hexcel Corporation filed on April 15, 2005, which is incorporated herein by reference.

        Pursuant to registration rights agreements with us, the Berkshire/Greenbriar investors exercised a demand registration right and the Goldman Sachs investors exercised a piggyback registration right in connection with the sale by the Berkshire/Greenbriar investors of 8,517,763 shares of our common stock and the sale by the Goldman Sachs investors of 8,098,002 shares of our common stock in August 2005. An affiliate of the Goldman Sachs investors acted as an underwriter for the sale. We did not receive any proceeds from that offering. In December 2005, the Berkshire/Greenbriar investors and the Goldman Sachs investors converted all of their 70,729 remaining shares of our series A preferred stock into approximately 23.6 million shares of common stock.

        Similarly, the Goldman Sachs investors exercised a demand registration right and the Berkshire/Greenbriar investors exercised a piggyback registration right in connection with the sale by the Goldman Sachs investors of 11,100,086 shares of our common stock and the sale by the Berkshire/Greenbriar investors of 13,049,912 shares of our common stock in December 2004. An affiliate of the Goldman Sachs investors acted as an underwriter for the sale. We did not receive any proceeds from that offering.

        The registration statement for this equity offering was filed by Hexcel pursuant to a demand registration right exercised by the Berkshire/Greenbriar investors and a piggyback registration right exercised by the Goldman Sachs investors pursuant to the registration rights agreements. After the consummation this offering, these registration rights agreements will terminate. An affiliate of the Goldman Sachs investors is acting as an underwriter for this sale.

        Based on the total voting power currently held by the Goldman Sachs investors and the Berkshire/Greenbriar investors, our governance agreement with the Goldman Sachs investors and our stockholders agreement with the Berkshire/Greenbriar investors, taken together, require that the board of directors be composed of:

  •
  two directors designated by the Goldman Sachs investors (currently Sanjeev K. Mehra and Peter M. Sacerdote);

  •
  one director designated by the Berkshire/Greenbriar investors (currently Joel S. Beckman); and

  •
  seven directors who are independent of the Goldman Sachs investors and the Berkshire/Greenbriar investors (currently H. Arthur Bellows, Jr., David E. Berges (Chairman), Lynn Brubaker, Jeffrey C. Campbell, Sandra L. Derickson, David C. Hurley and Martin L. Solomon). We refer to these directors as "non-investor directors."

        Based on the total voting power to be held by the Goldman Sachs investors and the Berkshire/Greenbriar investors after the consummation of this offering, the governance agreement and stockholders agreement will terminate, thus eliminating the requirement that the board of directors include any directors designated by the Goldman Sachs investors or the Berkshire/Greenbriar investors. Within 10 days of the sale, as required by the governance agreement and stockholders agreeement, the Goldman Sachs investors and Berkshire/Greenbriar investors will cause the directors nominated by them to resign. These resignations will result in three vacancies on our Board of Directors. The Board of Directors will begin a process in due course to identify appropriate candidates to fill these vacancies.

        In March 2003, an affiliate of the Goldman Sachs investors acted as lead initial purchaser for our private offering under Rule 144A of $125 million of our 9.875% senior secured notes due 2008, and received a fee of $2.25 million from us. In February 2005, an affiliate of the Goldman Sachs investors acted as sole book-running manager for our private offering under Rule 144A of $225 million of our 6.75% senior subordinated notes due 2015, and received a fee of $2.4 million from us. An affiliate of the Goldman Sachs investors is a lender under our $350.0 million senior secured credit facility. An affiliate of the Goldman Sachs investors acts as a market maker with respect to our 6.75% senior subordinated notes due 2015. From time to time we engage in interest rate swaps with, and purchase forward currency contracts and options from, affiliates of the Goldman Sachs investors. In addition, an affiliate of the Goldman Sachs investors is serving as an underwriter with respect to this offering.

DESCRIPTION OF CAPITAL STOCK

        The Company's authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value, and 20,000,000 shares of preferred stock, no par value.

Common Stock

        As of February 23, 2006, 93,038,134 shares of common stock were issued and outstanding and held by approximately 1,299 record holders. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders and to vote on all matters on which a vote of stockholders is taken, except as otherwise provided by statute. The holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, and, upon liquidation or dissolution of the Company, are entitled to receive all assets available for distribution to stockholders. Holders of common stock, other than the Goldman Sachs investors and the Berkshire/Greenbriar investors, have no preemptive rights or other rights to subscribe for additional shares and no conversion rights. The common stock is not subject to redemption or to any sinking fund provisions, and all outstanding shares of common stock are fully paid and nonassessable. Subject to the preferential rights of the holders of shares of any series of preferred stock, holders of common stock are entitled to their pro rata share of the assets of the Company upon liquidation.

Preferred Stock

        Preferred stock may be issued from time to time in one or more series without further stockholder approval. The Board of Directors may designate the number of shares to be issued in such series and the rights, preferences, privileges and restrictions granted to or imposed on the holders of such shares. If issued, such shares of preferred stock could have dividends and liquidation preferences and may otherwise affect the rights of holders of common stock. As of February 23, 2006, no shares of preferred stock were issued or outstanding.

Section 203 of the Delaware General Corporation Law

        The Company is a Delaware corporation and is subject to Section 203 of the General Corporation Law of the State of Delaware (the "GCL"). In general, Section 203 of the GCL prevents a Delaware corporation from engaging in any "business combination" (as defined below) with an "interested stockholder" (defined as a person who, together with affiliates and associates, beneficially owns (or within the preceding three years, did beneficially own) 15% or more of a corporation's outstanding voting stock) for a period of three years following the time that such person became an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock plans); or (iii) on or after such time the business combination is approved by the board and authorized at an annual meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A "business combination" generally includes mergers, stock or asset sales involving 10% or more of the market value of the corporation's assets or stock, certain stock transactions and other transactions resulting in a financial benefit to the interested stockholders or an increase in their proportionate share of any class or series of a corporation.

SHARES ELIGIBLE FOR FUTURE SALE

General

        Future sales in the public markets of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect the market prices prevailing from time to time for our common stock. It could also impair our ability to raise capital through future sales of equity securities.

        Immediately after the completion of this offering, we will have 93,038,134 shares of common stock outstanding. Additional shares may be issued as described below.

Common Stock Issuable Pursuant to Employee Benefit Plans

        We have various equity incentive plans for eligible employees, officers, and directors. These plans provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock based awards. As of February 17, 2006, the aggregate number of shares of our common stock issuable pursuant to outstanding awards granted under these plans was approximately 6.6 million shares, approximately 5.0 million of which have vested. In addition, approximately 4.0 million shares may be issued in connection with future awards under our existing equity incentive plans. Shares of common stock issued under these plans are freely transferable without further registration under the Securities Act, except for any shares held by an affiliate (as that term is defined in Rule 144A under the Securities Act).

Rule 144

  General

        In general, Rule 144 provides that a person may sell within any three month period a number of shares that does not exceed the greater of:

  •
  1% of the total number of shares of common stock then outstanding; or

  •
  the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale,

subject to a requirement that any "restricted" shares have been beneficially owned for at least one year, including the holding period of any prior owner which was not an affiliate.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        If the underwriter's over-allotment option in connection with this offering is not exercised in full, up to an aggregate of approximately 3.1 million shares of our common stock will continue to be held by the Goldman Sachs investors and the Berkshire/Greenbriar investors. All of these shares would be "restricted shares" and, absent an effective registration statement under the Securities Act, may be sold only pursuant to an exemption under the Securities Act, including Rule 144.

  Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, is entitled to sell restricted shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 subject to a requirement that any restricted shares have been beneficially owned for at least two years, including the holding period of any prior owner which was not an affiliate.

Lock-ups

        We have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, other than shares sold in this offering, during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. In addition, our Chief Executive Officer, Chief Financial Officer, General Counsel and the Presidents of our Composites and Reinforcements global business units have agreed to similar restrictions with respect to our common stock held or acquired by them except that, in the aggregate, these persons may sell up to 1,000,000 shares of our common stock during such period and their restrictions will terminate in the event that their employment is terminated by us without cause. The selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock, or securities convertible into or exchangable for shares of our common stock, other than shares sold in this offering, during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus without the prior written consent of the representatives, except that after the date that is 60 days after the date of this prospectus, the selling stockholders may sell up to an aggregate of 2,143,331 shares of our common stock.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a general discussion of certain U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal estate or gift tax consequences or any state, local or foreign tax consequences. Each prospective investor is advised to consult a tax advisor regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

        For purposes of this summary, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes.

        If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

        Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if certain income tax treaties apply, that are attributable to a non-U.S. holder's permanent establishment in the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

  •
  the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if certain income tax treaties apply, is attributable to a non-U.S. holder's permanent establishment in the United States; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

        Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

Information Reporting and Backup Withholding

        In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Generally, information will be reported to the Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

        In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

        Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

        Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

        The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	7,233,741
Credit Suisse Securities (USA) LLC	7,233,741
Deutsche Bank Securities Inc.	2,679,162
Bear, Stearns & Co. Inc.	1,607,498
Jefferies Quarterdeck, a division of Jefferies & Company, Inc.	1,607,498
Ryan Beck & Co., Inc.	535,833
Wedbush Morgan Securities Inc.	535,833

Total	21,433,306

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,143,331 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,143,331 additional shares.

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$0.80	$0.80
Total	$17,146,644.80	$18,861,309.60

        Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.48 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

        The Company has agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, other than shares sold in this offering, during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. In addition, the Chief Executive Officer, Chief Financial Officer, General Counsel and the Presidents of the composites and reinforcements global business units of the Company have agreed to similar restrictions with respect to common stock of the Company held or acquired by them except that, in the aggregate, these persons may sell up to 1,000,000 shares of the common stock during such period and their restrictions will terminate in the event that their employment is terminated by us without cause. The selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock of the Company, or securities convertible into or exchangable for shares of common stock of the Company, other than shares sold in this offering, during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus without the prior written consent of the representatives, except that after the date that is 60 days after the date of this prospectus, the selling stockholders may sell up to an aggregate of 2,143,331 shares of common stock of the Company.

        Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, as representatives of the underwriters, have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and that the release of any lock-up will be considered on a case by case basis. Upon a request to release any shares subject to a lock-up, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request and the possible impact on the market for our common stock.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Each of the underwriters has represented and agreed that:

  (a)
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

        The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. In December 2004, affiliates of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc. and Jefferies Quarterdeck acted as underwriters for the secondary offering of the Company's common stock. In August 2005, affiliates of the foregoing underwriters, together with affiliates of Ryan Beck & Co., Inc. and Wedbush Morgan Securities Inc., acted as underwriters for the secondary offering of the Company's common stock. In January 2005, an affiliate of Goldman, Sachs & Co. acted as sole book-running manager and affiliates of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. acted as joint lead managers for our private offering under Rule 144A of $225 million of our 6.75% senior subordinated notes due 2015. An affiliate of Credit Suisse Securities (USA) LLC serves as documentation agent, Deutsche Bank Securities Inc. acted as sole book manager and joint lead arranger, an affiliate of Deutsche Bank Securities Inc. serves as administrative agent and affiliates of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are lenders, under our $350.0 million credit facility. Certain other affiliates of Goldman, Sachs & Co., who are holders of a portion of common stock of the Company and are entitled to designate a nominee for election to the Board of Directors, among other rights, will be selling stockholders in this offering. For more information on the these relationships, see "Selling Stockholders" and "Certain Relationships and Related Transactions." Because affiliates of Goldman, Sachs & Co. own more than 10% of the Company, Goldman, Sachs & Co. may be deemed an affiliate of the Company under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in accordance with the applicable provisions of Rule 2720 of the Conduct Rules. The underwriters will not execute sales to discretionary accounts in connection with this offering without the prior specific written approval of the customer.

        A prospectus in electronic format may be made available on the website maintained by one or more of the joint book-running managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to underwriters that may make Internet distributions on the same basis as other allocations.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Set forth below is a description of certain provisions of the Delaware General Corporation Law (the "DGCL"), our Certificate of Incorporation and the Hexcel Corporation 2003 Incentive Stock Plan, as amended (the "Incentive Stock Plan"), as such provisions relate to the indemnification of our directors and officers. This description is intended only as a summary and is qualified in its entirety by reference to the applicable provisions of the DGCL, our Certificate of Incorporation, our Bylaws and the Incentive Stock Plan, which are incorporated herein by reference.

        Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at its request in such capacity at another corporation or business organization, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of a corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (Liability of Directors for Unlawful Payment of Dividend or Unlawful Stock Purchase or Redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

        Our Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, to the full extent permitted by the DGCL. Our Certificate of Incorporation also provides that we shall indemnify our directors and officers to the full extent permitted by the DGCL; provided, however, that we shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by our Board of Directors. The Certificate of Incorporation further provides that we may, to the extent authorized from time to time by our Board of Directors, provide rights to indemnification similar to those provided to our directors and officers to our employees and agents who are not directors or officers.

        Pursuant to the Incentive Stock Plan, no member of the Compensation Committee of our Board of Directors, or such other committee or committees of the Board of Directors as may be designated by the Board of Directors from time to time to administer the Incentive Stock Plan, shall be liable for any action or determination made in good faith, and the members of such committee or committees shall be entitled to indemnification in the manner provided in our Certificate of Incorporation.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LEGAL MATTERS

        The validity of the securities offered hereby have been passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Hexcel Corporation as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) as of December 31, 2005, incorporated in this prospectus by reference to the Annual Report on Form 10-K of Hexcel Corporation for the year ended December 31, 2005, have been so incorporated in this prospectus in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Financial Information	P-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2005	P-3
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet	P-4
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005	P-5
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations	P-6

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The unaudited pro forma condensed consolidated balance sheet as of December 31, 2005 has been prepared to illustrate the effect of the expected costs of $1.2 million to be incurred in connection with this offering and to be paid in cash by the Company, as if this offering occurred as of December 31, 2005.

        The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 has been prepared to illustrate the effect of (a) the refinancing of substantially all of the Company's long-term debt during the first quarter of 2005 (the "Refinancing"), (b) the December 29, 2005 conversion of the remaining 70,729 shares of Series A mandatorily redeemable convertible preferred stock into approximately 23.6 million shares of common stock ("the Conversion") and (c) the conversion in August 2005 by the holders thereof of 30,355 shares of Series A and 47,125 shares of Series B mandatorily redeemable convertible preferred stock into an aggregate of 13.2 million shares of common stock (the "Equity Offering"), as if each of these transactions occurred as of January 1, 2005. There is no tax impact on the pro forma adjustments due to limitations on the Company's ability to realize tax benefits in the U.S. for the periods presented, and due to the requirement under U.S. generally accepted accounting principles to establish or release, a non-cash valuation allowance attributable to currently generated U.S. net operating income (losses) until such time as the U.S. operations generate income in the future years to utilize the net operating losses in full.

        The following unaudited pro forma financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus and the consolidated financial statements of Hexcel and the notes thereto incorporated by reference in this prospectus. The unaudited pro forma financial information does not purport to represent the results of operations or financial condition that would have been reported had the events assumed therein occurred on the dates indicated, nor does it purport to be indicative of results of operations that may be achieved in the future.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
December 31, 2005
(In millions)

	Historical	Adjustments			Pro Forma Consolidated
Assets
Current assets:
Cash and cash equivalents	$21.0		$(1.2	)(a)	$19.8
Accounts receivable, net	155.9				155.9
Inventories, net	150.4				150.4
Prepaid expenses and other current assets	43.0				43.0

Total current assets	370.3		(1.2)		369.1
Property, Plant, and Equipment	726.0				726.0
Less Accumulated Depreciation	(440.8)				(440.8)

Net Property, Plant, and Equipment	285.2				285.2
Goodwill	74.7				74.7
Investments in affiliated companies	14.3				14.3
Deferred tax assets	107.8				107.8
Other assets	28.3				28.3

Total assets	$880.6		$(1.2)		$879.4

Liabilities and Stockholders Equity (Deficit)
Current liabilities:
Notes payable and current maturities of capital lease obligations	$3.0	$			$3.0
Accounts payable	94.5				94.5
Accrued liabilities	98.3				98.3

Total current liabilities	195.8				195.8
Long-term notes payable and capital lease obligations	416.8				416.8
Other non-current liabilities	57.3				57.3

Total liabilities	669.9				669.9
Stockholders' equity (deficit)
Preferred stock, no par value, 20.0 shares authorized, no shares issued or outstanding	—				—
Common stock, $0.01 par value, 200.0 shares of stock authorized, and 94.1 shares of stock issued and outstanding	0.9				0.9
Additional paid in capital	455.0				455.0
Accumulated deficit	(222.5)		(1.2	)(a)	(223.7)
Accumulated other comprehensive income (loss)	(7.3)				(7.3)

	226.1		(1.2)		224.9
Less: Treasury stock, at cost, 1.5 shares	(15.4)				(15.4)

Total stockholders' equity (deficit)	210.7		(1.2)		209.5

Total liabilities and stockholders equity (deficit)	$880.6		$(1.2)		$879.4

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Notes:

  (a)
  The Company expects to incur costs of $1.2 million in connection with this offering, to be paid in cash by the Company.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2005
(In millions)

	Historical	Refinancing Adjustments (a)(b)	Pro Forma For Refinancing	Conversion of Preferred Stock Adjustments (c)(d)	Pro Forma Consolidated
Net Sales	$1,161.4		$1,161.4		$1,161.4
Cost of Sales	907.2		907.2		907.2

Gross Margin	254.2		254.2		254.2
Selling, general and administrative expenses	106.6		106.6		106.6
Research and technology expenses	25.4		25.4		25.4
Business consolidation and restructuring expenses	2.9		2.9		2.9
Other expense, net	15.1		15.1		15.1

Operating income	104.2		104.2		104.2
Interest expense	33.9	(4.5)	29.4		29.4
Non-operating expense	40.9		40.9		40.9

Income before income taxes	29.4	4.5	33.9		33.9
Provision (benefit) for income taxes	(108.3)		(108.3)		(108.3)

Income before equity in earnings	137.7	4.5	142.2		142.2
Equity in earnings of affiliated companies	3.6		3.6		3.6

Net Income	141.3	4.5	145.8		145.8
Deemed preferred dividends and accretion	(30.8)		(30.8)	1.9	(23.2)
				5.7

Net Income available to common shareholders	$110.5	$4.5	$115.0	$7.6	$122.6

Net Income per common share
Basic	$1.84	$0.08	$1.92	$(0.61)	$1.31
Diluted	$1.51	$0.05	$1.56	$(0.25)	$1.31
Weighted-average common shares outstanding
Basic	60.0		60.0	33.7	93.7
Diluted	93.7		93.7	—	93.7

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Refinancing Adjustments

(a)
During the first quarter of 2005, the Company completed the Refinancing. The net interest expense adjustment resulting from the Refinancing includes a decrease in interest expense attributable to (i) the redemption of $285.3 million principal amount of 9.75% senior subordinated notes due 2009, (ii) the repurchase of $125.0 million principal amount of 9.875% senior secured notes due 2008, and (iii) the redemption of $19.2 million principal amount of 7% convertible subordinated debentures due 2011 offset by the increase in interest expense attributable to (i) the issuance of $225.0 million aggregate principal amount of 6.75% senior subordinated notes due 2015, and (ii) borrowings of $27.0 million under the revolving credit portion and $225.0 million under the term loan portion of a new $350.0 million senior secured credit facility. The net interest expense adjustment includes the interest expense impact related to the amortization of unamortized deferred financing costs and original issuance discounts, the impact of the cancellation of interest rate swap agreements related to $100.0 million principal amount of the 9.75% senior subordinated notes due 2009, and the impact of banking, commitment and other fees. Details of the net interest expense adjustment follow (in millions):

For the Year Ended December 31, 2005
Decrease in interest expense attributable to the redemption of the 9.75% senior subordinated notes due 2009, the repurchase of the 9.875% senior secured notes due 2008, and the redemption of the 7% convertible subordinated notes due 2011, including amortization of deferred financing costs and original issuance discounts of $0.5 million and banking, commitment and other fees of $0.4 million.	$(8.7)
Increase in interest expense attributable to the issuance of the 6.75% senior subordinated notes due 2015, and borrowings under the new senior secured credit facility, including amortization of deferred financing costs of $0.2 million and banking, commitment and other fees of $0.3 million.	4.0
Elimination of interest expense benefit resulting from the cancellation of the interest rate swap agreement related to the 9.75% senior subordinated notes due 2009	0.2

Net interest expense adjustment	$(4.5)

(b)
In connection with the redemption of the 9.75% senior subordinated notes due 2009, the repurchase of the 9.875% senior secured notes due 2008, and the redemption of the 7% convertible subordinated notes due 2011, the Company recorded a loss on early retirement of debt of $40.3 million, consisting of tender offer and call premiums on repurchase of $25.2 million, the write-off of unamortized deferred financing costs and original issuance discounts of $10.3 million, transaction costs in connection with the repurchase of $1.2 million, and a loss of $3.6 million related to the cancellation of interest rate swap agreements. The loss on early retirement of debt is included in the historical condensed consolidated statement of operations for the year ended December 31, 2005. The loss on early retirement of debt will not have a continuing impact on the Company.

Conversion of Preferred Stock Adjustments

  Conversion Adjustments

(c)
On March 19, 2003, the Company issued 125,000 shares of Series A and 125,000 shares of Series B mandatorily redeemable convertible preferred stock. As a result of the issuance, the Company recorded a beneficial conversion feature of $23.4 million, a discount of $24.4 million and deferred issuance costs of $5.2 million, all of which were being accreted over the term of the underlying preferred stock. On December 29, 2005 the Conversion took place. All of the Series B mandatorily redeemable convertible preferred stock had been previously converted into shares of common stock in transactions that occurred in December 2004 and August 2005.

  Following guidance in Emerging Issues Task Force Issue No.00-27, "Application of Issue No.98-5 to Certain Convertible Instruments" ("EITF 00-27"), the Company recorded an "accelerated charge" of $13.1 million immediately upon conversion of the 70,729 shares of Series A mandatorily redeemable convertible preferred stock into common stock for an amount equal to the remaining portion of the unaccreted beneficial conversion feature, discount and deferred issuance costs remaining from the March 19, 2003 preferred stock issuance. The accelerated charge is included in the historical condensed consolidated statement of operations for the year ended December 31, 2005. This charge will not have a continuing impact on the Company. The unaudited pro forma condensed consolidated statement of operations reflects an adjustment of $5.7 million for the year ended December 31, 2005 for previously recorded deemed preferred dividends and accretion assuming the Conversion took place as of January 1, 2005. In addition, the Company expects to incur costs of $1.2 million related to this offering, to be paid in cash by the Company, which have not been reflected in the unaudited pro forma condensed consolidated statement of operations as they are not expected to have a continuing impact on the Company. Pro forma net income per common share has been adjusted to reflect the additional weighted-average common shares outstanding as if the Conversion took place on January 1, 2005.

  Equity Offering Adjustments

(d)
In August 2005, certain shareholders of the Company completed a secondary offering of 16.6 million shares of common stock. In connection with the Equity Offering, 30,355 shares of Series A and 47,125 shares of Series B mandatorily redeemable convertible preferred stock were converted into 13.2 million shares of common stock. Following guidance in EITF 00-27, the Company recorded an "accelerated charge" of $10.1 million upon conversion of the mandatorily redeemable convertible preferred shares into common shares equal to a pro rata portion of the unaccreted beneficial conversion feature, discount and deferred issuance costs remaining from the March 19, 2003 preferred stock issuance. The accelerated charge is included in the historical condensed consolidated statement of operations for the year ended December 31, 2005. This charge will not have a continuing impact on the Company. The unaudited pro forma condensed consolidated statement of operations reflects an adjustment of $1.9 million for the year ended December 31, 2005 for previously recorded deemed preferred dividends and accretion assuming the Equity Offering took place as of January 1, 2005. In addition, the Company incurred $1.0 million of transaction costs related to the Equity Offering, which are included in selling, general and administrative expenses in the historical condensed consolidated statement of operations for the year ended December 31, 2005. These transaction costs will not have a continuing impact on the Company. Pro forma net income per common share has been adjusted to reflect the additional weighted-average common shares outstanding as if the Equity Offering took place on January 1, 2005.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

21,433,306 Shares

Hexcel Corporation

Common Stock

Goldman, Sachs & Co.

Credit Suisse

Deutsche Bank Securities

Bear, Stearns & Co. Inc.

Jefferies Quarterdeck
Ryan Beck & Co.

Wedbush Morgan Securities Inc.

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  Filed Pursuant to Rule 424(b)(4) Registration No. 333-132101
AVAILABLE INFORMATION
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PRICE RANGE OF OUR COMMON STOCK
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BUSINESS
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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
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